FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of June 2010

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	Notice of the 103rd ordinary general meeting of shareholders (English translation) issued by Panasonic Corporation (the registrant).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: June 4, 2010

NOTICE OF

THE 103RD ORDINARY GENERAL MEETING

OF SHAREHOLDERS

to be held in Osaka, Japan

on June 25, 2010

This is a translation from the Japanese of a notice circulated to shareholders in Japan.

Panasonic Corporation

Kadoma, Osaka, Japan

May 28, 2010

Dear Shareholders:

Notice of the 103rd Ordinary General Meeting of Shareholders

This is to inform you that the Company’s 103rd Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the meeting.

If it is inconvenient for you to attend the meeting, you are sincerely requested to examine carefully the reference materials contained herein and to exercise your voting rights by the Internet, telephone or mail, as soon as possible. If, voting by mail, please return the voting instruction card duly signed by you after marking “for” or “against” each bill.

*  *  *  *  *  *  *  *  *  *  *   *  *

1.	Date:	10:00 a.m. Friday, June 25, 2010

2.	Place:	Osaka-Jo Hall
3-1 Osaka-jo, Chuo-ku, Osaka

3.	Purposes:

– Matters to be Reported:

1.	The business report and statutory report on a consolidated and a parent-alone basis with respect to the 103rd fiscal period from April 1, 2009 to March 31, 2010

2.	Report of Accounting Auditors and the Board of Corporate Auditors on the consolidated financial statements

– Matters to be Acted Upon:

Bill No. 1: To elect 19 directors

Bill No. 2: To elect an auditor

Sincerely yours,

Fumio Ohtsubo
President and Director
Panasonic Corporation
1006 Oaza Kadoma, Kadoma-shi, Osaka, Japan

[Shareholders attending the meeting are requested to hand in the voting instruction card at the reception desk of the meeting venue. Persons other than shareholders, such as proxies and accompanying persons who are not shareholders, are not permitted to attend the meeting.]

Editor’s notes:
1.

The financial statements and other information included in this Notice are prepared primarily on a consolidated basis in conformity with U.S. generally accepted accounting principles (U.S. GAAP). In some cases where required, however, financial information on a parent company alone basis, which is in conformity with Japanese regulations, is also provided herein. Parent-alone and consolidated financial information should not be confused with each other.

2.

An English translation of explanations for the exercise of voting rights via the Internet is omitted herein. For foreign shareholders who maintain standing proxies in Japan, such explanations (in Japanese) are sent to, and available at, your standing proxies.

3.	For supplemental information regarding the bills on pages 43 to 48, please visit the following Web site: http://panasonic.net/ir/shareholder

[Appendix to the Notice of General Meeting of Shareholders]

Business Report for the 103rd Fiscal Period

(Fiscal year from April 1, 2009 to March 31, 2010)

1. Brief Business Review of the Panasonic Group

(1) Progress and Results during the Period

In the fiscal year ended March 31, 2010 (fiscal 2010), the electronics industry in general was unable to overcome the impact of the global recession, despite a visible market recovery in some regions such as China and Asia. Amid this recessionary environment, the market structure underwent rapid change especially in terms of demand shift to emerging markets and lower-priced products, as well as the expansion of environment- and energy-related markets. Based on this business environment, in fiscal 2010, as the final year of its GP3 Plan, the Company simultaneously rebuilt its management structure, and took action for future growth.

Specifically, Panasonic drastically reformed its business structure to rebuild its management structure. In addition, the Company pursued penetration and internalization of “Itakona,” acceleration of procurement cost reductions, reinforcement of comprehensive cost reduction efforts, and capital investment and inventory reductions.

Meanwhile, to prepare for future growth, the Company developed its unique products with the following concepts as a cornerstone: “super link,” “super energy saving” and “thorough universal design.” Besides this, the Company globally developed its home appliances business, including launching refrigerators and drum-type washing machines in Europe; targeting emerging markets through local-oriented manufacturing; commercializing full high-definition (HD) 3D TVs that are expected to open a new era in television; and strengthening global systems and equipment businesses. These actions drove the Panasonic Group to new growth.

In other news, on December 21, 2009, the Company acquired a majority of the voting rights of SANYO Electric Co., Ltd. (SANYO). Having added SANYO and its subsidiaries to the Panasonic Group, the Company has been working to create and maximize synergies as early as possible, mainly in strengthening its competitive edge in the global market and energy-related businesses by combining technologies and manufacturing expertise which each company has cultivated over the years.

Despite these factors, consolidated group sales for fiscal 2010 declined 4% year on year from ¥7,765.5 billion to ¥7,418.0 billion, including sales for the period from January through March 2010 of SANYO and its consolidated subsidiaries. In terms of earnings, although sales declined, operating profit increased considerably from ¥72.9 billion in fiscal 2009 to ¥190.5 billion thanks to restructuring initiatives such as streamlining materials costs and reducing fixed costs. However, the Company recorded net non-operating expenses of ¥219.8 billion, including business restructuring expenses such as the implementation of early retirement programs. As a result, the Company recorded a loss before income taxes of ¥29.3 billion and a net loss attributable to Panasonic Corporation of ¥103.5 billion.

Business Segment Information

The Panasonic Group has six business segments: Digital AVC Networks, Home Appliances, PEW and PanaHome, Components and Devices, SANYO, and Other. For details of the main companies in each business segment, please refer to Note 4 of Sales by Business Segment on page 5. For details of main products and services, please refer to (8) Principal Business on page 10.

Sales by business segment for fiscal 2010 were as follows:.

Digital AVC Networks

Sales in this segment totaled ¥3,409.5 billion, down 9% from ¥3,749.0 billion in the previous fiscal year.

In fiscal 2010, sales of flat-panel TVs, and Blu-ray Disc and DVD recorders rose year on year. However, sales declined overall due to stagnating sales of notebook PCs, mobile phones and some other products.

Regarding flat-panel TVs, the VIERA series expanded its product line-ups and provided a detailed response to diversifying market needs amid globally increasing demand. As a result, strong sales were recorded in Japan, where the market was buoyed by the government’s Eco-points program, and in Asia and emerging markets where high growth continued.

The DIGA series of Blu-ray Disc and DVD recorders showed sales growth amid ongoing expansion of the Blu-ray Disc recorder market. Consumers appreciated the basic functions of Panasonic products including long recording periods and high- definition recording, as well as networking, which allows various equipment to be linked.

Regarding digital cameras, although market conditions were tough, both high-end and standard models battled hard to generate sales almost on a par with the previous fiscal year. Impressively, sales of the world’s smallest and lightest*1 digital interchangeable lens system cameras grew strongly on the back of widespread support from camera enthusiasts to novices.

Strada F Class car navigation systems saw strong debuts of new products on the back of a rebound in auto sales instigated by government initiatives in Japan to spur new car purchases. In particular, Strada F Class won high marks as the first car navigation system to deliver high-definition picture quality in combination with the world’s first*2 in-car Blu-ray Disc player.

In notebook PCs, the Company’s Let’s note and TOUGHBOOK series posted lower sales year on year due to dwindling corporate demand both in Japan and overseas. However, the Company continued to develop and refine its products under the concept of integrating high-performance, lightness, extended battery life, and toughness, winning strong acclaim from the market.

In the Japanese mobile phone market, sales of Panasonic mobile phones dropped year on year in the face of persistently soft demand. Nevertheless, the Company worked to secure market share in various ways, including strengthening the functions of “VIERA Keitai” series handsets and developing improved handsets that focus on doing the basics well for the volume zone.

In the system network business, in China, Singapore and certain other countries, Panasonic stepped up development of its system solutions business overseas, winning and filling a steady stream of large orders for security cameras for railways, airports, road ways and other uses.

Moving forward, Panasonic will continue to fully utilize its proprietary technologies and collective strengths with the aim of driving business growth. One way will be by quickly launching 3D-related businesses.

(Notes)	1.	For a digital interchangeable lens system camera incorporating an internal flash as of February 12, 2010. Panasonic estimate.

	2.	As of August 1, 2009; as an in-car device. Panasonic estimate.

Home Appliances

Sales in this segment totaled ¥1,142.3 billion, down 7% from ¥1,222.9 billion in the previous fiscal year.

The overall drop in sales in fiscal 2010 mainly reflected lower demand as well as the impact of sluggish sales of room air conditioners owing to unseasonable weather. On a brighter note though, products that save energy and boast other high levels of environmental performance and products tailored to local needs performed well. In the household appliances/refrigeration, air conditioning and heating business, the Company launched models in Japan of refrigerators, air conditioners, tilted-drum washers/dryers and other new products featuring “ECO NAVI,” which automatically saves electricity depending on the mode of use. These models drove sales as appliances with a high level of environmental performance. Sales were especially strong of large-capacity refrigerators, which benefited from the government’s Eco-points program, which is designed to make government-designated environmentally-conscious appliances a more attractive purchasing option. Sales of washing machines also grew due to economic stimulus measures in China and other factors. In the lighting business, the Panasonic Group began selling low power consumption and long-life LED bulbs. Bulbs that can replace small incandescent bulbs were particularly popular. In the environmental systems business, air purifiers and nano-e generators to combat influenza performed well.

Looking ahead, the Company will accelerate the development of region-oriented products as well as global business development. Moreover, in the environment and energy fields, Panasonic will push ahead with measures to create new businesses, in addition to fuel cells.

PEW and PanaHome

Sales in this segment decreased 8% from ¥1,766.3 billion in the previous fiscal year to ¥1,632.1 billion.

PEW saw residential lighting, wiring devices and other products struggle in the electrical construction materials business amid lackluster private-sector capital expenditures and falling new housing starts. On the other hand, PEW posted higher sales of environmentally-conscious lighting products such as LED lighting on the back of rising demand for products that conserve energy. The home appliances business saw sales of beauty-enhancing products and new products grow steadily. These included the night steamer nanocare hair dryer, which provides UV care with “nano-e” particles, and a massage sofa which won strong acceptance in the market for interior design qualities. The building products business showed steady sales growth in the middle-grade series such as modular kitchens and unit baths, although it had to contend with deteriorating market conditions. In device businesses such as electronic materials and automation controls, sales staged a recovery on rising demand for in-vehicle devices, digital home appliances and mobile phones, fanned by economic stimulus programs in Japan and overseas.

PEW aims to globally develop new businesses to create synergies between comfort and eco-consciousness such as in LED lighting products.

As regards PanaHome, the housing market remained weak, leading to a decrease in sales.

Looking ahead, PanaHome will continue to build long-life homes, offering the quality and design to maintain high property values over the long term, and to enhance environmental performance using cutting-edge energy generation and conservation technologies.

Components and Devices

Sales in this segment were ¥1,005.3 billion, down 11% from ¥1,127.3 billion in the previous fiscal year.

In fiscal 2010, the Company worked to lower costs by strengthening its management structure, and also saw an upturn in sales from the middle of the fiscal year as demand picked up for key devices for digital AV and other products.

In general electronic components, the Company conducted vigorous sales activities targeting certain regions and industrial sectors such as smart phones and netbooks that showed strong growth even amid the economic recession. Furthermore, the Company worked to speed up management and enhance cost competitiveness. While concentrating business resources on growth fields such as devices for environmentally-conscious vehicles, the Company achieved new process innovations. For example, the Company achieved successful launches of new products by promoting localization in activities ranging from manufacturing to sales at overseas sites.

In the semiconductor business, sales improved, supported by strong sales of system LSIs for optical discs and image sensors for digital cameras. In addition, Panasonic developed a new UniPhier® system LSI for displaying high-resolution 3D images, providing network capability and enabling other functions. This new system LSI was incorporated in 3D plasma TVs and Blu-ray Disc recorders.

In the battery business, Panasonic started to produce large volumes of high-energy 3.1 Ah lithium-ion batteries in December 2009 ahead of other companies. Lithium-ion batteries are expected to see higher demand from the uptake of environmentally-conscious vehicles and other developments. Panasonic also developed a lithium-ion battery module that can be used as an accumulator battery system in combination with fuel cells and others, as well as for electric vehicles and other applications.

Panasonic will continue to strive to secure growth and enhance profitability by producing high-value-added devices that help make equipment safer, better performing, more compact and lighter, and more energy-efficient.

SANYO

Sales in this segment were ¥404.8 billion.

In the three-month period from January to March 2010, amid rising demand spurred by economic stimulus programs and environmental policies in various countries, sales of solar cells increased as SANYO strengthened competitiveness with high conversion efficiency and manufacturing cost reductions. Sales of digital cameras struggled due mainly to the declining market prices of products. However, sales of lithium-ion batteries and electronic components such as optical pickups registered favorable growth due to recovering demand in the PC market, especially for consumer products.

Moving forward, SANYO will continue developing energy-related businesses, including rechargeable batteries and solar cells, where SANYO excels.

Other

Sales in this segment totaled ¥1,012.2 billion, down 6% from ¥1,071.7 billion in the previous fiscal year.

In the factory automation (FA) business, order conditions improved in emerging markets, although business conditions were difficult as customers worldwide continued to curb investment. Panasonic maintained a global leading market share in surface mounting and other fields by differentiating its products in terms of enhanced functions. One example was the full-scale launch of a dual-lane mounting system as a next-generation platform offering outstanding functionality and flexibility as well as future-proofing.

By strengthening products further, the Company will continue building environmentally-conscious mounting systems and breaking into emerging markets. At the same time, the Company will work to offer one-stop solutions incorporating everything including processes and materials.

Sales by Business Segment

Business Segment	Sales (billions of yen)	Percentage vs. previous year	Percentage of total sales
Digital AVC Networks	3,409.5	91	39
Home Appliances	1,142.3	93	13
PEW and PanaHome	1,632.1	92	19
Components and Devices	1,005.3	89	12
SANYO	404.8	—	5
Other	1,012.2	94	12

Subtotal	8,606.2	96	100
Eliminations	(1,188.2)	—	—

Total	7,418.0	96	—

Sales breakdown
Domestic	3,994.4	98	54
Overseas	3,423.6	93	46

(Notes)	1.	Amounts less than one-tenth of a billion yen have been rounded to the nearest whole one-tenth of a billion yen. Percentages versus the previous year have been rounded to the nearest whole number.

	2.	SANYO sales are the total for the three-month period from January to March 2010 after SANYO and its consolidated subsidiaries became consolidated subsidiaries of Panasonic in December 2009.

	3.	Sales of business segments include intersegment sales. Intersegment sales have been eliminated under “Eliminations.”

	4.	The main companies in each business segment are as follows:

(As of March 31, 2010)

Business Segment	Main Business Domain and Group Companies
Digital AVC Networks	AVC Networks Company, System Networks Company, Panasonic Mobile Communications Co., Ltd., Automotive Systems Company, Panasonic Shikoku Electronics Co., Ltd.

Home Appliances	Home Appliances Company, Lighting Company, Panasonic Ecology Systems Co., Ltd.

PEW and PanaHome	Panasonic Electric Works Co., Ltd., PanaHome Corporation

Components and Devices	Semiconductor Company, Panasonic Electronic Devices Co, Ltd., Energy Company, Motor Company

SANYO	SANYO Electric Co., Ltd.

Other	Panasonic Factory Solutions Co., Ltd., Panasonic Welding Systems Co., Ltd.

(2) Research and Development

Panasonic executed initiatives to accelerate R&D with a focus on key development themes and to bolster development of energy-saving and environmental technologies.

Key development themes during the fiscal year were as follows:

(1)	Full HD 3D Plasma Display Panels (PDPs)

Panasonic developed high-speed 3D image display drive technology, including new panel materials and LSIs, that enables rapid illumination of pixels while maintaining brightness, as well as crosstalk reduction technology for minimizing double-image (ghosting) that occurs when left- and right-eye images are alternately displayed thanks to newly developed phosphors with short luminescence decay time and illumination control technology. Due to these developments, the Company nearly doubled luminous efficiency from the previous fiscal year and reduced the luminescence decay time to one-third*1 of conventional phosphors.

As a result, Panasonic refined the world’s first*2 103-inch full HD 3D PDP it developed in the previous fiscal year. The new panel can provide full HD images for the left and right eyes at twice the speed of conventional 2D displays (1/120 of a second), enabling the production of clear 3D images and making possible a true high-quality 3D movie-theatre experience in the home living room.

(2)	Newly Developed ECO NAVI-equipped Room Air Conditioner With Three Sensors for Control

Panasonic has achieved energy savings of up to approximately 70%*3 during heating due to automatic energy-conservation operation made possible by three types of sensors: a “people sensor” that detects people’s location and movement in a room and also controls airflow according to body temperature; a “room layout sensor” that detects the position of furniture and controls the direction of airflow to reach people, as well as detects the position of walls to cap operation; and an “insolation sensor” which senses changes in the amount of sunlight in a room from windows due to changes in the weather and time of day and adjusts the room temperature accordingly.

(3)	The Industry’s First*[4] 18650-type High-Capacity 3.1 Ah Lithium-ion Battery

Panasonic developed safe, high-capacity 3.1 Ah batteries thanks to proprietary safety technology it developed. Called Heat Resistance Layer (HRL) technology, this technology forms an insulating metal oxide layer between the nickel positive and negative electrodes, preventing batteries from overheating even if a short circuit occurs. Panasonic began mass producing these batteries in December 2009.

Moreover, the Company developed a 3.4 Ah high-capacity battery with greater density (mass production is scheduled to commence in fiscal 2011) using a proprietary nickel positive electrode for extended operating times in notebook PCs and electric vehicles (EVs) as well as a 4.0 Ah high-capacity battery that uses a silicon-based alloy for the negative electrode. Panasonic plans to begin mass production of the latter battery in fiscal 2012.

(4)	World’s First*[5] Single Chip Gallium Nitride (GaN)-based Inverter IC

Panasonic has developed technology for fabricating GaN transistors on a cost-effective Si substrate with a large diameter. The GaN-based transistors function as high-speed switches between an on-state with low resistance and an off-state with a high breakdown voltage in order to efficiently and safely control large amounts of electricity.

In addition, the inverter conversion loss was decreased by approximate 42%*6 to achieve the inverter function that converts direct to alternating current by single-chip by the insulation technology that enabled an independent drive of six GaN transistors, and a highly effective motor drive was achieved.

R&D expenditure during fiscal 2010 totaled ¥476.9 billion.

(Notes)	1.	Compared with the same size of existing models (V1 series).

	2.	As of September 24, 2008; Company estimate.

	3.	For the X series. Calculated based on the Company’s conditions and therefore the cumulative power consumption may differ from a calculation based on JIS. The figure is the maximum energy saving and will vary depending on the environment and conditions where the air conditioner is installed.

	4.	As of December 18, 2009; Company estimate.

	5.	As of December 7, 2009; Company estimate.

	6.	Compared to a conventional Si-based IGBT (Insulated Gate Bipolar Transistor) at the output power of 20W.

(3) Capital Investment

During the fiscal year under review, Panasonic primarily implemented capital investment to increase production capacity in strategic business areas such as flat-panel TVs and batteries. Capital investment (excluding intangibles, on an accrual basis) totaled ¥385.5 billion.

Principal capital investments consisted of PDP manufacturing facilities for Plant No. 5 in Amagasaki, Hyogo Prefecture, Japan; LCD panel production facilities for the Himeji plant of IPS Alpha Technology, Ltd. in Hyogo Prefecture, Japan; and lithium-ion battery manufacturing facilities for the Suminoe plant in Osaka City, Japan.

(4) Corporate Financing

Panasonic maintains a basic policy of financing all required funds from internal sources. It also practices efficient fund management through internal financing activities.

In addition to raising funds through borrowing as necessary, the Company established a commercial paper (CP) facility in Japan of ¥300.0 billion in fiscal 2010, and issued CP. There was no CP outstanding as of March 31, 2010. In July 2009, PEW issued the fourth series of unsecured straight bonds with a principal amount of ¥30.0 billion.

(5) Environmental Activities

In the midterm management plan, called “GP3 Plan,” which ran through the end of fiscal 2010, Panasonic pursued reduction of environmental impact in all business activities along with steady growth with profitability as key management themes. The Company boldly implemented an ‘eco ideas’ Strategy, which focused on accelerating measures to combat global warming, with three key initiatives: ‘eco ideas’ for Products, ‘eco ideas’ for Manufacturing, and ‘eco ideas’ for Everybody, Everywhere.

As for ‘eco ideas’ for Products, the Company aimed to expand globally the number of products with industry-leading energy efficiency by stepping up the development of energy-efficient products. In fiscal 2010, Panasonic developed and sold 395 such models, far exceeding its target of 200 models. Furthermore, Panasonic was first in the world to begin selling a home-use fuel cell cogeneration system to ordinary households. This system has attracted attention because it simultaneously generates both electricity and heat in the home and creates energy in an efficient manner.

As for ‘eco ideas’ for Manufacturing, Panasonic set a reduction target for CO2 emissions from production activities against a base year of fiscal 2007 and promoted initiatives to achieve this target. In fiscal 2010, Panasonic continued implementing concerted energy-saving activities at all manufacturing bases worldwide. These activities included the METAGEJI (Meter and Gauge) initiative to install measuring equipment in manufacturing facilities to aid numeric visualization of energy consumption, and the group-wide know-how sharing of energy-saving success stories created by energy-conservation diagnoses. As a result of this hard work to make improvements, in fiscal 2010, the Company reduced CO2 emissions by 840,000 tons compared with fiscal 2007.

As for ‘eco ideas’ for Everybody, Everywhere, Panasonic worked globally to conduct wide-ranging environmental activities with stakeholders. In the Panasonic Eco Relay project, which the Company continued from the previous fiscal year, Panasonic conducted activities under 552 themes in 30 countries and regions around the world, including tree-planting, cleanup programs and environmental education for children.

Panasonic will accelerate environmental initiatives further as it plays a leading role in the world in helping to create a sustainable society.

(6) Challenges for Panasonic Group

The world has drastically shifted to a sustainable multipolarized society with serious environmental issues, resource depletion, and the growth of emerging countries. A worldwide recession started in the fall of 2008 accelerated this shift. Although the Company continues to anticipate uncertainties in the global economy in fiscal 2011, it expects a gradual recovery trend and greater demand from emerging markets. Panasonic also expects the greater presence of businesses, products, and services that are based on new values such as ‘environmental awareness’ and ‘conscientious consumption.’

The Company has launched a new three-year mid-term management plan, “Green Transformation 2012,” or GT12, for the period from fiscal 2011 to fiscal 2013. To realize its vision of becoming the ‘No. 1 Green Innovation Company in the Electronics Industry’ leading up to its 100th anniversary, the Company will contribute to the environment and business growth to build a new Panasonic with a ‘Paradigm shift for growth’ and ‘Lay a foundation to be a Green Innovation Company’ as key themes to establish a ‘Panasonic Group with strong potential growth.’

To engineer a paradigm shift for growth, the Company will shift its business: 1) from existing to new fields such as energy, 2) from Japan-centric to globally oriented, and 3) from individual products to solutions and systems. To lay the foundation to be a Green Innovation Company, the Company aims to: 1) increase profitability based on growth and 2) contribute to the environment, using indexes respectively.

Panasonic has set the following Group management goals for GT12: 5% or more in operating profit ratio, ¥10 trillion in sales, a three-year accumulative total of over ¥800 billion in free cash flow, 10% in ROE, and a 50 million ton reduction in CO2 emissions (compared with the fiscal year ended March 31, 2006).

The four main Group strategies to achieve these goals are as follows:

1)	Growth Driven by Six Key Businesses: Panasonic has designated three businesses as core businesses that will drive Companywide sales and earnings: energy systems (annual average growth rate: 16%), heating/refrigeration/air conditioning (7.4%), and network AV (10%). In addition, the Company sees healthcare, security and LED as next-generation key businesses for building solid foundations for full-fledged growth. Panasonic will concentrate business resources on these six key businesses with the aim of increasing their sales by ¥1.2 trillion, which would account for more than 80% of the total sales growth target.

2)	Expanding Overseas Business Focusing on Emerging Markets: Panasonic will focus on BRICs + Vietnam and MINTS + B (Mexico, Indonesia, Nigeria, Turkey, Saudi Arabia and the Balkans) as it aims to increase consumer and systems product sales by ¥330 billion and thereby raise the Group’s overseas sales ratio to 55%. To this end, Panasonic will strengthen customer-oriented manufacturing that directly targets the high-volume segments, globally expand the home appliance business based on core environmental technologies, and increase brand awareness through further investment in advertising and promotion overseas.

3)	Reinforcing Systems and Equipment Business: Panasonic aims to generate ¥2.6 trillion in sales from its systems and equipment business. In particular, in order to achieve large growth in overseas sales, Panasonic will strengthen its sales network, recruit people for reinforcing engineering and localization efforts, and strengthen relationships with local system integration companies. Furthermore, it will establish a system for promoting businesses as a Group so as to increase the ability to make comprehensive proposals.

4)	Collaboration with SANYO: Through collaboration with SANYO in business, Panasonic strives to increase operating profit by over ¥80 billion in fiscal 2013 by increasing sales, improving development efficiency and strengthening its management structure through centralized contracts and sharing infrastructure. On April 1, 2010, Panasonic set up the Strategic Working Committee for Group Collaboration to accelerate these efforts.

Panasonic will also promote management innovation for supporting these Group strategies. On April 1, 2010, the Company established the Group Management Innovation Division and the four subcommittees under it, which are implementing the following initiatives:

•	The Environment Innovation Subcommittee: Initiatives on environmental contribution and “Itakona” activities.

•	The V-Products Subcommittee: Promoting the manufacture of V-Products with outstanding features.

•	The New and Key Business Promotion Subcommittee: Strengthening the capability to generate new businesses and promoting key businesses.

•	The Management and IT Innovation Subcommittee: Promoting management and IT innovation

Besides the above actions, Panasonic is accelerating global human resources development and working on cash flow-oriented management. Regarding the latter, the Company will execute a clear-cut strategy that divides its business into four categories from the standpoint of growth potential and profitability. At the same time, in order to improve the cash flow generation capability at operating sites, Panasonic will implement its Midterm Enhanced Cash Flow Management Project. It will strengthen the monitoring of large-scale investments and develop the concept of theoretical inventories and apply this throughout all Group companies.

Based on its basic management philosophy, Panasonic believes today’s mission is to make all its business activities ‘environment’ centered and take the lead to offer life innovation with decisive actions. Having added SANYO and its consolidated subsidiaries to the Panasonic Group, in the next three years of the new midterm management plan, Panasonic will take initiatives to change itself to fill Panasonic with innovation and growth potential to carry out its mission. In fiscal 2011, the Company will begin the first phase of innovation and targets a return to profitability and to parlay this into achievement of its GT12 goals.

Panasonic sincerely expresses its appreciation to all shareholders for their continued support.

(7) Financial Summary

Consolidated business results and financial condition

Fiscal Period	FY2007	FY2008	FY2009	FY2010
Net sales (billions of yen)	9,108.2	9,068.9	7,765.5	7,418.0
Income (loss) before income taxes (billions of yen)	439.1	435.0	(382.6)	(29.3)
Net income (loss) attributable to Panasonic Corporation (billions of yen)	217.2	281.9	(379.0)	(103.5)
Net income (loss) attributable to Panasonic Corporation common shareholders, basic per common share (yen)	99.50	132.90	(182.25)	(49.97)
Total assets (billions of yen)	7,897.0	7,443.6	6,403.3	8,358.1
Panasonic Corporation shareholders’ equity (billions of yen)	3,916.7	3,742.3	2,784.0	2,792.5
Panasonic Corporation shareholders’ equity per share (yen)	1,824.89	1,781.11	1,344.50	1,348.63

(Notes)	1.	The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP). Panasonic Corporation shareholders’ equity and Panasonic Corporation shareholders’ equity per share are shown in conformity with U.S. GAAP. The Company has made some changes in accordance with the adoption of FASB Accounting Standards Codification (ASC) No. 810, “Consolidation,” effective from fiscal 2010.

	2.	Amounts less than one-tenth of a billion yen are rounded to the nearest whole one-tenth of a billion yen.

	3.	Total assets increased by ¥2,046.1 billion in fiscal 2010 in accordance with SANYO and its subsidiaries becoming consolidated subsidiaries of the Company.

•

In fiscal 2007, the Company saw sales gains due mainly to an increase in sales of digital products both in Japan and abroad, particularly flat-panel TVs. Regarding earnings, negative factors, such as rising raw materials prices and ever-intensifying global price competition, were offset by cost rationalization efforts centered on reducing fixed and material costs. Gains on the sale of investments and the effects of a weaker yen also contributed to an increase in earnings.

•

In fiscal 2008, sales increased, mainly in digital AV products and white goods. Meanwhile, Victor Company of Japan, Ltd. and its consolidated subsidiaries became associated companies under the equity method in August 2007, and their sales for the period from then on are not included in Panasonic’s consolidated net sales. As a result, overall sales were largely unchanged year on year. Regarding earnings, income before income taxes declined slightly due to the write-down of investment securities as well as impairment losses from fixed assets and other charges, in addition to the effects from rising prices for crude oil and other raw materials, and ever-intensified global price competition. This decrease came despite higher effective sales and progress with cost reduction efforts. Net income attributable to Panasonic Corporation rose as a result of a decrease in provision for income taxes and other factors.

•

In fiscal 2009, sales decreased, mainly due to a rapid downturn in global demand and a sharp appreciation of the yen. On the earnings front, Panasonic pushed forward with cost reduction efforts including materials costs and fixed costs, but still recorded a loss before income taxes and net loss attributable to Panasonic Corporation due mainly to the sharp sales declines, rising prices for crude oil and other raw materials, and ever-intensified global price competition, in addition to business restructuring expenses and a write-down of holding investment securities.

•	Details of operations for fiscal 2010 (the latest fiscal period) are as described in the preceding pages under “(1) Progress and Results during the Period.”

Parent-alone business results and financial condition

Fiscal Period	FY2007	FY2008	FY2009	FY2010
Net sales (billions of yen)	4,746.9	4,862.2	4,249.2	3,926.6
Recurring profit (billions of yen)	141.6	211.1	117.1	46.7
Net income (loss) (billions of yen)	98.8	100.3	(56.3)	(124.9)
Net income (loss) per share (yen)	45.26	47.29	(27.11)	(60.34)
Total assets (billions of yen)	4,816.7	4,604.4	4,442.3	4,565.3
Net assets (billions of yen)	2,664.4	2,473.9	2,133.5	2,038.3
Net assets per share (yen)	1,241.41	1,177.42	1,030.38	984.40

(Note)	Amounts less than one-tenth of a billion yen are rounded to the nearest one-tenth of a billion yen.

•

In fiscal 2007, Panasonic recorded an increase in sales due mainly to higher sales of digital products. Despite various cost reduction efforts, a decrease in dividend income from affiliates led to lower recurring profit. Net income increased, due mainly to gains from the sale of securities of an affiliated company.

•

In fiscal 2008, revenue increased due to strong sales, particularly of digital AV products. Despite a decline in prices, recurring profit also rose, due to an increase in dividend income. In addition, the Company posted such extraordinary losses as impairment losses and losses on the valuation of securities in affiliated companies, but net income still increased, mainly as a result of a decline in corporate tax.

•

In fiscal 2009, Panasonic recorded a substantial decrease in sales due to softer worldwide consumption. In terms of profits, recurring profit decreased due to the lower sales, escalating price competition and other factors, even though dividend income increased. Net income was also down, as the result of extraordinary losses such as losses on the valuation of securities in affiliated companies and higher deferred income taxes.

•

In fiscal 2010, Panasonic recorded lower sales, mainly in the Components and Devices segment. On the earnings front, Panasonic recorded higher operating profit due to reductions in fixed costs and other factors, despite the drop in net sales. However, the Company posted lower recurring profit because of a drop in dividend income and other factors. Furthermore, the Company posted a net loss due to the booking of non-recurring losses such as a loss on devaluation of stock in affiliates.

(8) Principal Business

The Company’s main products and services by business segment are as follows:

(as of March 31, 2010)

Business Segment	Main products and services

Digital AVC Networks	Plasma and LCD TVs, Blu-ray Disc and DVD recorders, camcorders, digital cameras, personal and home audio equipment, SD Memory Cards and other recordable media, optical pickup and other electro-optic devices, PCs, optical disc drives, multi-function printers, telephones, mobile phones, facsimile equipment, broadcast- and business-use AV equipment, communications network-related equipment, traffic-related systems, car AVC equipment, healthcare equipment, etc.

Home Appliances	Refrigerators, room air conditioners, washing machines and clothes dryers, vacuum cleaners, electric irons, microwave ovens, rice cookers, other cooking appliances, dish washer/dryers, electric fans, air purifiers, electric heating equipment, electric hot water supply equipment, sanitary equipment, electric lamps, ventilation and air-conditioning equipment, compressors, vending machines, etc.

PEW and PanaHome	Lighting fixtures, wiring devices, personal-care products, health enhancing products, water-related products, modular kitchen systems, interior furnishing materials, exterior finishing materials, electronic materials, automation controls, detached housing, rental apartment housing, medical and nursing care facilities, home remodeling, residential real estate, etc.

Components and Devices	Semiconductors, general components (capacitors, tuners, circuit boards, power supplies, circuit components, electromechanical components, speakers, etc.), batteries, electric motors, etc.

SANYO	Solar cells, lithium-ion batteries, optical pickups, capacitors, semiconductors, digital cameras, LCD TVs, projectors, showcases, commercial air conditioners, medical information systems, refrigerators, washing machines, room air conditioners, car navigation systems, etc.

Other	Electronic-components-mounting machines, industrial robots, welding equipment, bicycles, imported materials and components, etc.

(9) Major Business Sites of the Panasonic Group

1) Major business sites of the Company	(as of March 31, 2010)

Name	Location in Japan
Corporate head office	Kadoma

Corporate branch office
External Affairs Division	Tokyo

Research and development divisions
Tokyo R&D Center	Yokohama
Advanced Technology Research Laboratories	Kyoto
Digital Network Development Center	Kadoma
Advanced Devices Development Center	Moriguchi
Strategic Semiconductor Development Center	Moriguchi
Corporate Manufacturing Innovation Division	Kadoma

Sales divisions
Corporate Marketing Division for Digital AVC Products	Tokyo
Corporate Marketing Division for Wellness Products	Tokyo
Corporate Industrial Marketing & Sales Division	Tokyo

Overseas management divisions
Corporate Regional Management Divisions	Osaka
(North America, Latin America, Europe, CIS, the Middle East and Africa, Asia and Oceania, China and Northeast Asia)
Trading Company	Osaka

Production divisions
AVC Networks Company	Kadoma
Automotive Systems Company	Yokohama
System Networks Company	Tokyo
Home Appliances Company	Kusatsu
Lighting Company	Takatsuki
Semiconductor Company	Nagaokakyo
Energy Company	Moriguchi
Motor Company	Daito

(Notes)	1.	Each location is a main office, headquarters or division.

	2.	On April 1, 2010, the Motor Company (in Daito, Osaka) was abolished following the integration of the motor business into the Home Appliances Company.

2) Principal domestic subsidiaries	(as of March 31, 2010)

Name	Capital stock (millions of yen)	% of voting interests	Principal businesses	Locations in Japan
SANYO Electric Co., Ltd.	322,242	50.2*	Manufacture and sale of solar cells, rechargeable batteries, electronic devices, commercial equipment, AV equipment, home appliances, etc.	Moriguchi

Panasonic Electric Works Co., Ltd.	148,513	52.1	Manufacture and sale of lighting products, information equipment, home appliances, building products, electronic materials, and automation controls	Kadoma

IPS Alpha Technology, Ltd.	50,225	44.9	Manufacture and sale of LCD panels	Mobara

Panasonic Plasma Display Co., Ltd.	35,600	75.0	Manufacture and sale of plasma TVs and TV modules	Ibaraki

Panasonic System Networks Co., Ltd.	29,845	100.0	Manufacture and sale of surveillance and security cameras, settlement and verification terminals, IP-related equipment, etc.	Fukuoka

PanaHome Corporation	28,375	54.5*	Construction and sale of custom-built houses and sale of land and buildings, with real estate, asset utilization, and home remodeling businesses	Toyonaka

Panasonic Electronic Devices Co., Ltd.	23,012	100.0	Manufacture and sale of electronic and electronic equipment, electronic components, electronic materials, electronic machinery and instruments	Kadoma

Panasonic Mobile Communications Co., Ltd.	22,856	100.0	Manufacture and sale of mobile communications and network-related equipment	Yokohama

Panasonic Factory Solutions Co., Ltd.	15,000	100.0	Manufacture and sale of production systems, including circuit manufacturing and parts mounting equipment and systems	Kadoma

Panasonic Ecology Systems Co., Ltd.	12,092	100.0	Manufacture and sale of environment-related equipment and systems	Kasugai

Panasonic Shikoku Electronics Co., Ltd.	7,907	100.0	Manufacture and sale of healthcare equipment, imaging equipment, and device products	Tohon

(Notes)	1.	Percentages with an asterisk (*) include indirect voting interests.

	2.	SANYO Electric Co., Ltd. became a consolidated subsidiary of Panasonic in December 2009.

	3.	IPS Alpha Technology, Ltd. is a consolidated subsidiary of Panasonic because Panasonic finalized a contract with Hitachi, Ltd. under which it will acquire all the shares in IPS Alpha Technology owned by Hitachi Displays, Ltd. once certain conditions are its business.

	4.	On January 1, 2010, the System Solutions Company, an internal division company of Panasonic, was transferred to consolidated subsidiary Panasonic Communications Co., Ltd. through business division and Panasonic Communications Co., Ltd. was renamed Panasonic System Networks Co., Ltd.

3) Principal overseas subsidiaries	(as of March 31, 2010)
(all currency amounts: millions)

Name	Capital stock		% of voting interests	Principal businesses	Locations
Panasonic Corporation of North America	US$	537.0	100.0	Manufacture and sale of various electric and electronic products, with regional headquarters functions	U.S.

Panasonic Europe Ltd.	Stg£	199.9	100.0	Regional headquarters and R&D functions	U.K.

Panasonic AVC Networks Czech s.r.o.	Czk	2,700.0	100.0*	Manufacture and sale of plasma and LCD TVs, etc.	Czech Republic

Panasonic Asia Pacific Pte. Ltd.	Singapore $	40.0	100.0*	Sale of various electric and electronic products, with regional headquarters functions	Singapore

Panasonic AVC Networks Singapore Pte. Ltd.	Singapore $	196.8	100.0*	Manufacture and sale of plasma TVs, audio equipment, etc.	Singapore

Panasonic Systems Networks Philippines Corporation	Philippine peso	500.0	100.0*	Manufacture and sale of optical disc drives and related equipment	Philippines

Panasonic Taiwan Co., Ltd.	NT$	3,422.2	69.8	Manufacture and sale of various electric and electronic products	Taiwan

Panasonic Corporation of China	RMB	7,742.4	100.0	Sale of various electric and electronic products, with regional headquarters functions	China

Panasonic Home Appliances Air-Conditioning (Guangzhou) Co., Ltd.	RMB	282.2	67.8*	Manufacture and sale of air conditioner- related products	China

(Notes)	1.	Percentages with an asterisk (*) include indirect voting interests.

	2.	On January 1, 2010, Panasonic Communications Philippines Corporation was renamed Panasonic System Networks Philippines Corporation.

(10) Employees

(as of March 31, 2010)

Business segment	Number of employees
Digital AVC Networks	91,246
Home Appliances	40,982
PEW and PanaHome	59,292
Components and Devices	69,218
SANYO	104,882
Other	16,607
Corporate	2,359

Total	384,586

(Notes)	1.	The number of employees refers solely to full-time employees of the Company on a consolidated basis.

	2.	The number of employees has increased by 92,336 persons from the end of the preceding fiscal period. The main reason was that SANYO Electric Co., Ltd. and its consolidated subsidiaries became consolidated subsidiaries of the Company in December 2009.

	3.	Of the total above, the number of employees at the parent company was as follows:

Number of employees	Average age	Average tenure (years)
42,356	44.3	22.7

(11) Sale of Businesses, etc.

The primary transactions during the period under review were as follows:

1.	On April 1, 2009, the Company concluded an agreement with Toshiba Corporation to sell all of its shares in Toshiba Matsushita Display Technology Co., Ltd. The sale took place on April 28, 2009.

2.	On December 21, 2009, the Company acquired 50.2% of the voting rights of SANYO Electric Co., Ltd. to make it a consolidated subsidiary of Panasonic.

3.	On January 1, 2010, the businesses of the System Solutions Company, an internal division company of Panasonic, were transferred its business to consolidated subsidiary Panasonic Communications Co., Ltd. through a business division and Panasonic Communications Co., Ltd. was renamed Panasonic System Networks Co., Ltd.

2. Stock Information (as of March 31, 2010)

(1) Number of shares authorized to be issued:	4,950,000,000

(2) Number of shares issued:	2,453,053,497

(3) Number of shareholders:	316,182

(4) Major shareholders (Top 10):

Name	Share ownership (in thousands of shares)	% of total issued shares
The Master Trust Bank of Japan, Ltd. (trust account)	112,992	5.45
Moxley & Co.	103,982	5.02
Japan Trustee Services Bank, Ltd. (trust account)	95,565	4.61
Nippon Life Insurance Company	67,000	3.23
Sumitomo Mitsui Banking Corporation	57,024	2.75
Panasonic Corporation Employee Shareholding Association	40,192	1.94
State Street Bank and Trust Co.	33,827	1.63
Mitsui Sumitomo Insurance Co., Ltd.	32,605	1.57
Sumitomo Life Insurance Co.	31,382	1.51
Daikin Industries, Ltd.	28,605	1.38

(Notes)	1.	Holdings of less than 1,000 shares have been omitted.

	2.	Percentage of total issued shares is calculated excluding the Company’s own shares (382,448,008).

	3.	The English names of Japanese shareholders above are based on the General Shareholders Notification notified by Japan Securities Depository Center, Inc.

3. Panasonic Directors, Corporate Auditors, etc.

(1)	Directors, Corporate Auditors, etc.

(Titles and responsibilities are all as of March 31, 2010)

Title	Name	Major responsibility
Chairman of the Board	Kunio Nakamura*

Vice Chairman of the Board	Masayuki Matsushita*

President	Fumio Ohtsubo*

Executive Vice Presidents	Koshi Kitadai	In charge of Industrial Sales, Automotive Electronics Business, System Networks Company, Panasonic System Networks Co., Ltd., Panasonic Mobile Communications Co., Ltd.

	Toshihiro Sakamoto*	In charge of Domestic Consumer Marketing and Design

	Takahiro Mori*	In charge of Corporate Planning / In charge of Corporate Division for Promoting Systems & Equipment Business and Electrical Supplies Sales, Project Sales and Building Products Sales

Senior Managing Directors	Yasuo Katsura*	Representative in Tokyo / In charge of External Affairs Division

	Hitoshi Otsuki*	In charge of Overseas Operations

	Ken Morita*	President, AVC Networks Company

Managing Directors	Ikusaburo Kashima*	In charge of Legal Affairs, Intellectual Property, Corporate Business Ethics, and Corporate International Affairs

	Kazunori Takami*	President, Home Appliances Company / In charge of Lighting Company

	Junji Nomura*	In charge of Technology

Directors	Ikuo Uno

Masayuki Oku

	Masashi Makino*	In charge of Manufacturing Innovation, Facility Management, Quality Administration, FF Customer Support & Management and Environmental Affairs

	Makoto Uenoyama*	In charge of Accounting and Finance / In charge of Information Systems

	Masatoshi Harada*	In charge of Personnel and General Affairs

Honorary Chairman of the Board and Executive Advisor	Masaharu Matsushita

Senior Corporate Auditors	Kenichi Hamada

Masahiro Seyama

Corporate Auditors	Yasuo Yoshino

Ikuo Hata

Hiroyuki Takahashi

(Notes)	1.	Those with the title of Senior Managing Director or above are Representative Directors.

	2.	Ikuo Uno and Masayuki Oku are outside directors pursuant to the provisions of Article 2, Paragraph 15 of the Company Law of Japan.

	3.	Yasuo Yoshino, Ikuo Hata and Hiroyuki Takahashi are outside corporate auditors pursuant to the provisions of Article 2, Paragraph 16 of the Company Law of Japan.

	4.	Senior Corporate Auditor Kenichi Hamada has a thorough knowledge of finance and accounting, including experience serving as Executive Vice President in charge of Accounting at Panasonic subsidiary Panasonic Communications Co., Ltd. (now Panasonic System Networks Co., Ltd.)

	5.	Asterisks (*) denote members of the Board of Directors who concurrently serve as Executive Officers, pursuant to the Executive Officer System.

	6.	Changes in Directors and Corporate Auditors during fiscal 2010:

(1) Appointments:

•      On April 1, 2009, Toshihiro Sakamoto, Takahiro Mori and Shinichi Fukushima assumed office as Executive Vice Presidents, while Yasuo Katsura and Hitoshi Otsuki assumed office as Senior Managing Directors.

•      At the 102nd Ordinary General Meeting of Shareholders held on June 25, 2009, Ken Morita, Kazunori Takami, Junji Nomura and Masashi Makino were newly elected as Directors.

• At a Board of Directors’ meeting held on the same day, Ken Morita was elected as a Senior Managing Director, while Kazunori Takami and Junji Nomura were elected as Managing Directors.

(2) Retirements

•      At the conclusion of the 102nd Ordinary General Meeting of Shareholders held on June 25, 2009, Shunzo Ushimaru, Shinichi Fukushima, Junji Esaka and Hidetsugu Otsuru retired as Directors upon expiration of their terms.

• On January 31, 2010, Susumu Koike retired as a Director.

	7.	Changes in major responsibility during fiscal 2010 were as follows:

(1)    The major responsibility of Director Koshi Kitadai changed on January 1, 2010 from being in charge of Industrial Sales, Automotive Electronics Business, System Solutions Company and Panasonic Mobile Communications Co., Ltd. to Industrial Sales, Automotive Electronics Business, System Networks Company, Panasonic System Networks Co., Ltd. and Panasonic Mobile Communications Co., Ltd.

(2) The major responsibility of Director Junji Nomura changed on February 1, 2010 from in charge of Special Task to in charge of Technology.

8.	Major responsibility or title of Directors as representatives of other corporations or organizations

Title	Name	Name of Corporation or Organization	Details
Directors	Kunio Nakamura	Tokyo FM Broadcasting Co., Ltd.	Outside Director
		Japan Finance Corporation	Outside Director

	Masayuki Matsushita	PHP Institute Inc.	Chairman and President
		The Matsushita International Foundation	President
		Matsushita Real Estate Co., Ltd.	President
		New Otani Co., Ltd.	Outside Director
		Hotel Okura Co., Ltd.	Outside Director

	Koshi Kitadai	BS-TBS, INC.	Outside Director

	Ken Morita	Panasonic Katano Co., Ltd.	President
		Panasonic Kibi Co., Ltd.	President

	Ikusaburo Kashima	KOITO MANUFACTURING CO., LTD.	Outside Director

	Masatoshi Harada	Panasonic Corporate Pension Fund	President
		Panasonic Health Insurance Association	President

	Masaharu Matsushita	THE ROYAL HOTEL LIMITED	Outside Director

Details of other responsibilities and duties held by outside directors and outside corporate auditors can be found in (3) Outside Directors and Corporate Auditors on page 18.

9.	Directors, Corporate Auditors, and Executive Officers

(1) Directors and Corporate Auditors

(Titles and responsibilities are all as of April 1, 2010)

Title	Name	Major responsibility

Chairman of the Board	Kunio Nakamura

Vice Chairman of the Board	Masayuki Matsushita

President	Fumio Ohtsubo

Executive Vice Presidents	Koshi Kitadai

	Toshihiro Sakamoto*	In charge of Domestic Consumer Marketing, Domestic Customer Satisfaction, and Design

	Takahiro Mori	In charge of Corporate Planning / In charge of Corporate Division for Promoting Systems & Equipment Business and Electrical Supplies Sales, Project Sales and Building Products Sales

	Yasuo Katsura*	Representative in Tokyo / In charge of External Affairs Division

Senior Managing Directors	Hitoshi Otsuki*	In charge of Overseas Operations

	Ken Morita*	President, AVC Networks Company

	Ikusaburo Kashima*	In charge of Legal Affairs, Intellectual Property, Corporate Business Ethics, and Corporate International Affairs

	Junji Nomura*	In charge of Technology and Corporate Division for Promoting Energy Solutions Business

Managing Directors	Kazunori Takami*	President, Home Appliances Company / In charge of Lighting Company

	Makoto Uenoyama*	In charge of Accounting and Finance / In charge of Information Systems

	Masatoshi Harada*	In charge of Personnel and General Affairs

Directors	Ikuo Uno

Masayuki Oku

	Masashi Makino*	In charge of Manufacturing Innovation, Facility Management, Quality Administration, FF Customer Support & Management and Environmental Affairs

Honorary Chairman of the Board and Executive Advisor	Masaharu Matsushita

Senior Corporate Auditors	Kenichi Hamada

Masahiro Seyama

Corporate Auditors	Yasuo Yoshino

Ikuo Hata

Hiroyuki Takahashi

(Notes)	1.	Those with the title of Senior Managing Director or above are Representative Directors.

	2.	Asterisks (*) denote members of the Board of Directors who concurrently serve as Executive Officers, pursuant to the Executive Officer System.

(2) Executive Officers

(Titles and responsibilities are all as of April 1, 2010)

Title	Name	Major responsibility

Managing Executive Officers	Yoshihiko Yamada	In charge of Industrial Sales

	Kazuhiro Tsuga	President, Automotive Systems Company

	Takumi Kajisha	In charge of Corporate Communications, Corporate Advertising

	Ikuo Miyamoto	Director, Corporate Management Division for Asia and Oceania / President, Panasonic Asia Pacific Pte. Ltd.

	Yoshiiku Miyata	Senior Vice President, AVC Networks Company / Director, Visual Products and Display Devices Business Group

	Yutaka Takehana	Representative in Kansai, In charge of Corporate Risk Management and Corporate Information Security

	Toshiaki Kobayashi	President, Panasonic Electronic Devices Co., Ltd.

Executive Officers	Masaaki Fujita	In charge of Global Procurement, Global Logistics and Trading Company

	Yoshihisa Fukushima	In charge of Intellectual Property

	Naoto Noguchi	President, Energy Company

	Osamu Waki	President, Panasonic Mobile Communications Co., Ltd.

	Joseph Taylor	Director, Corporate Management Division for North America / Chairman, Panasonic Corporation of North America

	Takashi Toyama	President, System Networks Company / President, Panasonic System Networks Co., Ltd.

	Jun Ishii	In charge of New Business Promotion / President, Panasonic Consumer Marketing Co., Ltd. / In charge of Corporate CS Division

	Toshiro Kisaka	Director, Corporate Management Division for China and Northeast Asia / Chairman, Panasonic Corporation of China

	Masato Tomita	Director, Corporate Management Division for CIS, the Middle East & Africa

	Hideaki Kawai	General Manager, Corporate Finance & IR Group / In charge of Financial Operations Center

	Takeshi Uenoyama	In charge of Device Technology

	Shiro Nishiguchi	Director, Corporate Marketing Division for Digital AVC Products

	Yoshiyuki Miyabe	In charge of Digital Network & Software Technology

	Laurent Abadie	Director, Corporate Management Division for Europe / Chairman, Panasonic Europe Ltd.

	Yorihisa Shiokawa	COO, Panasonic Europe Ltd. / President, Panasonic Marketing Europe GmbH

	Yoshio Ito	President, Lighting Company

	Hidetoshi Osawa	Director, Corporate Communications Division

	Yoshiaki Nakagawa	General Manager, Corporate Planning Group

	Mamoru Yoshida	Senior Vice President, AVC Networks Company / Director, Network Business Group

	Tsuyoshi Nomura	Director, Corporate Manufacturing Innovation Division / President, Advanced Production Systems Development Company

	Nobuharu Akamine	Senior Vice President, System Networks Company and Executive Senior Vice President, Panasonic System Networks Co., Ltd.

	Kuniaki Okahara	Director, Corporate Engineering Quality Administration Division / In charge of Corporate FF Customer Support & Management Division

	Yukio Nakashima	Director, Home Appliances and Wellness Products Marketing Division, Consumer Products Marketing

(2)	Remuneration for Directors and Corporate Auditors

1.	Remuneration Policy

The maximum total amounts of remuneration for Directors and Corporate Auditors of Panasonic are determined by a resolution at a general meeting of shareholders. The remuneration amount for each Director is determined by Panasonic’s Representative Directors who are delegated to make such determination by the Board of Directors, and the amount of remuneration for each Corporate Auditor is determined upon discussions amongst the Corporate Auditors.

The amounts of the remuneration and bonuses of Directors will be linked to individual performance based on CCM*, sales and CO2 emissions (an environmental management indicator). By implementing this performance evaluation criteria based on shareholder interests, Panasonic intends to promote continuous growth and enhance profitability on a long-term basis for the Panasonic Group as a whole.

*	CCM is an indicator created by Panasonic to evaluate return on capital.

2.	Amounts of Remuneration for Directors and Corporate Auditors

Classification	Number of Persons	Amounts (millions of yen)	Details
Directors	23	957	The maximum total amount of remuneration for Directors is ¥1,500 million. (This amount was determined at the 100th Ordinary General Meeting of Shareholders held on June 27, 2007.)
Corporate Auditors	5	102	The maximum total amount of remuneration for Corporate Auditors is ¥140 million. (This amount was determined at the 100th Ordinary General Meeting of Shareholders held on June 27, 2007.)

Total	28	1,059

(Notes)	1.	The five Directors who retired at the conclusion of the 102nd Ordinary General Meeting of Shareholders held on June 25, 2009 and January 31, 2010 are included in the above figures for Number of Persons and Amounts.

	2.	The total amount of remuneration paid to two Outside Directors and three Outside Corporate Auditors was 65 million yen. This amount has been included in the above total remuneration amount.

	3.	The following amount has not been included in the above total remuneration amount:
Retirement benefits of 171 million yen paid to 5 Directors who retired during the period. (The retirement benefit system was abolished as per a resolution at the 99th Ordinary General Meeting of Shareholders held on June 28, 2006, but this resolution does not apply to those who were Directors and Corporate Auditors at the time of said resolution.)

	4.	Amounts less than one million yen have been rounded to the nearest million yen.

(3)	Outside Directors and Corporate Auditors

1. Major responsibility or status as representatives of other corporations or organizations

(As of March 31, 2010)

Position	Name	Name of Corporation or Organization	Details
Outside Directors	Ikuo Uno	Nippon Life Insurance Company	Chairman

		Hotel Okura Co., Ltd. FUJI KYUKO Co., Ltd.	Outside Director

		Odakyu Electric Railway Co., Ltd. Sumitomo Mitsui Banking Corporation Sumitomo Mitsui Financial Group, Inc. Tohoku Electric Power Co., Inc. West Japan Railway Company	Outside Corporate Auditor

	Masayuki Oku	Sumitomo Mitsui Banking Corporation Sumitomo Mitsui Financial Group, Inc. Nankai Electric Railway Co., Ltd. Nikko Cordial Securities Inc.	President and CEO Chairman of the Board Outside Corporate Auditor Executive Director

Outside Corporate Auditors	Ikuo Hata	Oh-ebashi LPC & Partners	Attorney at Law

	Hiroyuki Takahashi	Shinsei Bank, Limited Kyowa Hakko Kirin Co., Ltd.	Outside Director Outside Corporate Auditor

(Notes)	1.	Nippon Life Insurance Company and Sumitomo Mitsui Banking Corporation are major shareholders of Panasonic, but do not have any other noteworthy relationships with the Company.

	2.	There are no noteworthy relationships between the Company and other corporations and organizations apart from Nippon Life Insurance Company and Sumitomo Mitsui Banking Corporation.

2. Major activities during fiscal 2010

Position	Name	Activities
Outside Directors	Ikuo Uno	Attended 8 out of the 12 regular meetings of the Board of Directors and made appropriate remarks in hearings of bills. (Did not attend 1 special meeting).

	Masayuki Oku	Attended 8 out of the 12 regular meetings of the Board of Directors and made appropriate remarks in hearings of bills. (Did not attend 1 special meeting due to a possible special conflict of interest.)

Outside Corporate Auditors	Yasuo Yoshino

Attended all of the 12 regular meetings of the Board of Directors and made appropriate remarks in hearings of bills. Did not attend 1 special meeting of the Board of Directors.

Attended all of the 13 Board of Corporate Auditors meetings and made appropriate remarks grounded on his outside experience and expertise.

Ikuo Hata

Attended all of the 12 regular meetings of the Board of Directors and 1 special meeting of the Board of Directors and made appropriate remarks in hearings of bills.

Attended all of the 13 Board of Corporate Auditors meetings and made appropriate remarks grounded on his outside experience and expertise.

Hiroyuki Takahashi

Attended all of the 12 regular meetings of the Board of Directors and made appropriate remarks in hearings of bills. Did not attend 1 special meeting of the Board of Directors.

Attended all of the 13 Board of Corporate Auditors meetings and made appropriate remarks grounded on his outside experience and expertise.

3. Outline of contracts for limitation of liability

The Company has entered into contracts with all Outside Directors and Outside Corporate Auditors (collectively “Outside Directors, Etc.”) to the effect that, if such Outside Directors, Etc. act in good faith and are not grossly negligent in performing their duties, the liability of the Outside Directors, Etc. under Article 423, Paragraph 1 of the Company Law of Japan shall be limited to the minimum liability amount specified in Article 425, Paragraph 1 of the Company Law of Japan.

4. Accounting Auditors

(1) Name of accounting auditors

KPMG AZSA & Co.

(2) Remuneration, etc. paid to accounting auditors for the fiscal year under review

Classification	Details	Amounts (in millions of yen)
(1)	Amount of remuneration	632
(2)	Total amount of cash and other property benefits to be paid by the Company and its subsidiaries	1,466

(Notes)	1.	The audit contract between the Company and its accounting auditors does not distinguish between remuneration for audits based on the Company Law of Japan and remuneration for audits based on the Financial Instruments and Exchange Act. For this reason, the figure for the amounts of (1) in the above table includes the aggregate sum of these amounts.

	2.	The Company and certain of its subsidiaries make payments to accounting auditors for services related to business combinations and other services, which are not covered by Article 2, Paragraph 1 of the Certified Public Accountant Law of Japan.

	3.	The financial statements and supplementary data of Panasonic Electric Works Co., Ltd., PanaHome Corporation, Panasonic System Networks Co., Ltd., and overseas and other subsidiaries are audited by accounting auditors other than KPMG AZSA & Co.

(3) Policy regarding decision to dismiss or not reappoint the accounting auditor

        In the event that dismissal of the accounting auditor is valid pursuant to any of the provisions of Article 340, Paragraph 1 of the Company Law of Japan, the Board of Corporate Auditors may dismiss the accounting auditor with the approval of all Corporate Auditors.

In addition, in the event that appropriate audit by the accounting auditor is not expected for any reason, the Directors of the Company, with the approval of the Board of Corporate Auditors or at the request of the Board of Corporate Auditors, may submit a proposal to the General Meeting of Shareholders to dismiss or not reappoint the accounting auditor.

5. Systems and Policies of the Company

(1)	Systems for Ensuring the Properness of the Company’s Operations

The Company’s Board of Directors has determined the Company’s basic policy regarding the development of internal control systems, as outlined below. It was decided at the Board of Directors’ meeting held on August 3, 2009 that this basic policy should be retained.

1)	System for ensuring legitimacy of the execution of duties by Directors

The Company shall ensure legitimacy of the execution of duties by Directors by developing effective corporate governance and monitoring systems, as well as increasing awareness about compliance.

2)	System for retention and management of information on the execution of duties by Directors

The Company shall retain and manage information on the execution of duties by Directors in accordance with laws and ordinances and the internal regulations of the Company.

3)	Regulations and other systems for risk management

The Company shall establish regulations for risk management, collect and assess information on risks in an integrated and comprehensive fashion in order to identify material risks, take countermeasures that match the materiality of each risk and seek continuous improvements through monitoring the progress of such countermeasures.

4)	System for ensuring efficiency of the execution of duties by Directors

The Company shall ensure efficiency of the execution of duties by Directors by clarifying business goals through business plans and other measures, and examining the status of achievement of such goals, while seeking to expedite decision-making.

5)	System for ensuring legitimacy of the execution of duties by employees

The Company shall seek to increase awareness of compliance by employees by clarifying the Company’s policy regarding compliance. The Company shall also ensure legitimacy of the execution of duties by employees by developing effective monitoring systems.

6)	Matters concerning employees who assist Corporate Auditors in auditing, and matters concerning independence of such employees from Directors

The Company shall establish an organization independent from Directors and maintain a staff for Corporate Auditors in order to enhance the effectiveness of audits by Corporate Auditors and facilitate the effective performance of audits.

7)	System for making reports to Corporate Auditors

The Company shall ensure opportunities and a system by which Directors and employees, etc. can make reports to Corporate Auditors.

8)	System for ensuring efficient execution of audits by Corporate Auditors

The Company shall develop a system in which effective audits may be executed in accordance with the audit plan established by Corporate Auditors each year.

9)	System for ensuring the properness of operations of Panasonic’s Group companies

The Company shall ensure that group companies follow the management policy and management philosophy of the Company and the basic policy in 1) through 8) above in order to ensure the proper execution of businesses for the Panasonic Group as a whole, while at the same time respecting the group companies’ autonomous management.

Status of development

1)	System for ensuring legitimacy of the execution of duties by Directors

The Company established internal regulations such as the Panasonic Code of Conduct, which provides specific guidelines for the implementation of management philosophy, the Code of Ethics for Directors and Executive Officers, and other internal rules. The Company also delegates responsibility relating to execution of business to Executive Officers, pursuant to resolutions of the Board of Directors. The Company also realigned the role and structure of the Board of Directors to concentrate on corporate strategies and the supervision of business domain companies, and under such system the responsibility of Directors is clarified. Moreover, audits are conducted by Corporate Auditors and the Board of Corporate Auditors. The Company also has a management committee and a non-statutory full-time senior auditor at each internal division company corresponding to the Board of Directors and the Corporate Auditors at the Company, respectively.

2)	System for retention and management of information on the execution of duties by Directors

The minutes of meetings of the Board of Directors are recorded for each meeting of the Board of Directors and retained permanently by the Secretariat of the Board of Directors. The records of final decisions by the President are also retained permanently by the department in charge.

3)	Regulations and other systems for risk management

Based on Basic Risk Management Regulations, the Company identifies material risks by collecting and assessing informa- tion on risks in an integrated and comprehensive fashion through the Global and Group (G&G) Risk Management Committee and takes countermeasures that match the materiality of each risk.

4)	System for ensuring efficiency of the execution of duties by Directors

The Company expedites decision-making through the Group Management Committee, the operation of the approval procedures of material matters, clear separation of roles for Directors and Executive Officers, the bold transfer of authority to each business domain company, and the implementation of an IT system that ensures the rapid and accurate collection and transmission of vital management information. Also, the Company established the mid-term management plan, the business plan and other measures, and planned and implemented the measures by confirming and examining the status of achievement at the time of financial settlement of monthly accounts.

5)	System for ensuring legitimacy of the execution of duties by employees

The Company makes efforts to detect fraudulent acts at an early stage through performing operational and internal control audits, operating the global corporate business ethics hotline and other measures, as well as establishing internal rules such as the Panasonic Code of Conduct and various activities including the operations of the corporate compliance committee.

6)	Matters concerning employees who assist Corporate Auditors in auditing and matters concerning independence of such employees from Directors

The Company established the Corporate Auditor’s Office to which the full-time staff for Corporate Auditors belong, under the direct control of the Board of Corporate Auditors, which is separate from other executive departments.

7)	System for making reports to Corporate Auditors

Directors and employees, etc. make reports on business operations and problems to Corporate Auditors at regular meetings held by Corporate Auditors or at other important meetings by requesting Corporate Auditors to attend, as necessary. The Company also established a system by which employees, etc. can report directly to the Board of Corporate Auditors about concerns in regards to accounting or auditing irregularities.

8)	System for ensuring effectiveness of audits by Corporate Auditors

The Company has a non-statutory full-time senior auditor at each business domain company who assists Corporate Auditors in auditing compliance status. The Company also established and operates the Panasonic Group Auditor Meetings chaired by the Company’s Senior Corporate Auditors in order to enhance collaboration among the Company’s Corporate Auditors, the non-statutory full-time senior auditors of internal division companies and the Corporate Auditors of the Company’s subsidiaries. Moreover, each department has been cooperating to enhance the effectiveness of audits by Corporate Auditors through each department’s collaboration in visiting audits of business offices inside and outside Japan by Corporate Auditors and through the internal auditing group’s reports to Corporate Auditors at appropriate times.

9)	System for ensuring properness of business of the Company’s group

The Company established the Panasonic Code of Conduct, and it also exercises the rights of shareholders of the group companies and dispatches Directors and Corporate Auditors to the group companies. In addition, the Company established the approval procedures of final decisions of material matters, and established the function-related regulations across the group. Moreover, the Company conducts an audit on its business operation and internal control, shares business goals through announcement of the management policy and sends appropriate information by internal notices.

        Moreover, the framework described above ensures that operations are proper, enabling the Panasonic Group to establish the internal controls necessary for financial reporting based on the Sarbanes-Oxley Act and Financial Instruments and Exchange Act.

(Note) “Group companies” means subsidiaries as stipulated in the Company Law of Japan.

(2) Policy on Control of Panasonic Corporation

1.	Basic Policy

Since its establishment, Panasonic has operated its businesses under its basic management philosophy, which sets forth that the mission of a business enterprise is to contribute to the progress and development of society and the wellbeing of people through its business activities, thereby enhancing the quality of life throughout the world. Aiming to grow further to become a global excellent company, Panasonic will work to deliver sustained growth in corporate value to satisfy its shareholders, investors, customers, business partners, employees and all other stakeholders.

Panasonic has a basic policy that shareholders should make final decisions in the event of a Large-scale Purchase of the Company’s shares, regarding whether or not the Large-scale Purchase should be accepted. However, there is the possibility that such Large-scale Purchaser may not provide shareholders with sufficient information for making appropriate decisions. There is also concern that any Large-scale Purchase may damage corporate value and shareholder interest. In this event, the Company may take countermeasures in order to protect the interests of all shareholders.

2.	Measures to Realize Basic Policy

1) Specific Measures to Realize Basic Policy

Panasonic conducted a mid-term management plan called GP3 from fiscal 2008 to fiscal 2010. Based on the plan’s fundamental concept of delivering steady growth with profitability, the Company sought to achieve double-digit growth in overseas sales, expand strategic businesses, innovate in manufacturing and implement a range of other measures to strengthen its management structure with targets of ¥10 trillion in sales, and ROE of 10%. While Panasonic achieved a certain degree of success in strengthening its management structure, including reducing fixed costs and raising the marginal profit ratio, the worldwide recession triggered by the financial crisis had a sizable impact, preventing the Company from achieving the goals of its plan as a whole. With regard to the goal of accelerating environmental sustainability management, the Company has produced steady results, achieving greater-than-targeted reductions in CO2 emissions at all manufacturing sites around the world. Furthermore, in order to maximize its corporate value, Panasonic has actively invested in growth fields, including consolidating SANYO.

In fiscal 2011, Panasonic will be guided by a new mid-term management plan called “Green Transformation 2012” (GT12). The Panasonic Group has announced a vision of becoming the ‘No. 1 Green Innovation Company in the Electronics Industry’ leading up to 2018, the 100th anniversary of its foundation. It will take the lead in helping solve global environmental problems that are the world’s shared responsibility. Under GT12, the Panasonic Group will make group-wide efforts in ‘Paradigm shift for growth’ and ‘laying a foundation to be a Green Innovation Company,’ while integrating its contribution to the environment and business growth. Reflecting on its performance under GP3, Panasonic will endeavor to break away from a business structure skewed toward existing fields and focused on Japan and individual products. Over the three years under GT12, Panasonic aims to become a company filled with significant growth potential.

2) Measures Based on the Basic Policy to Prevent Control by Inappropriate Parties

On April 28, 2005, the Board of Directors resolved to adopt a policy related to a Large-scale Purchase of the Company’s shares called the Enhancement of Shareholder Value (ESV) Plan. The ESV Plan has been approved at every Board of Directors meeting held in April since then. On May 15, 2009, the Board of Directors resolved to continue the ESV Plan. The Board of Directors’ meeting to be held in May 2010 is scheduled to decide on whether to continue the ESV Plan again.

With respect to a Large-scale Purchaser who intends to acquire 20% or more of all voting rights of the Company, this policy requires that (i) a Large-scale Purchaser provide sufficient information, such as its outline, purposes or conditions, the basis for determination of the purchase price and funds for purchase, and management policies and business plans which the Large-scale Purchaser intends to adopt after the completion of the Large-scale Purchase, to the Board of Directors before a Large-scale Purchase is to be conducted and (ii) after all required information is provided, the Board of Directors should be allowed a sufficient period of time (a sixty-day period or a ninety-day period) for consideration. The Board of Directors intends to assess and examine any proposed Large-scale Purchase after the information on such purchase is provided, and subsequently to disclose the opinion of the Board of Directors and any other information needed to assist shareholders in making their decisions. The Board of Directors may negotiate with the Large-scale Purchaser regarding purchase conditions or suggest alternative plans to shareholders, if it is deemed necessary.

If a Large-scale Purchaser does not comply with the rules laid out in the ESV Plan, the Company’s Board of Directors may take countermeasures against the Large-scale Purchaser to protect the interests of all shareholders. Countermeasures include the implementation of share splits, issuance of stock acquisition rights (including allotment of share options without contribution) or any other measures that the Board of Directors is permitted to take under the Company Law of Japan, other laws and the Company’s Articles of Incorporation. If a Large-scale Purchaser complies with the Large-scale Purchase rules, the Board of Directors does not intend to prevent the Large-scale Purchase at its own discretion, unless it is clear that such Large-scale Purchase will cause irreparable damage or loss to the Company.

The Board of Directors will make decisions relating to countermeasures by referring to advice from outside profes- sionals, such as lawyers and financial advisers, and fully respect the opinions of Outside Directors and statutory corporate auditors.

When invoking the aforementioned countermeasures, if the Company’s Board of Directors decides that it is appropriate to confirm the will of shareholders from the perspective of the interest of all shareholders, a general meeting of shareholders will be held. If the Company’s Board of Directors decides to hold a general meeting of shareholders, it will give notice to that effect as well as the reasons for such a meeting at that time.

The Board of Directors will adopt specific countermeasures which it deems appropriate at that time. If the Board of Directors elects to make a stock split for shareholders as of a certain record date, the maximum ratio of the stock split shall be five-for-one. If the Board of Directors elects to issue stock acquisition rights to shareholders, the Company will issue one stock acquisition right for every share held by shareholders on a specified record date. One share shall be issued on the exercise of each stock acquisition right. If the Board of Directors elects to issue stock acquisition rights as a countermeasure, it may determine the exercise period and exercise conditions of the stock acquisition rights, as well as the conditions that allow the Company to acquire share options by swapping Company stock with a party other than the Large-scale Purchaser, in consideration of the effectiveness thereof as a countermeasure, such as the condition that shareholders do not belong to a specific group of shareholders including a Large-scale Purchaser.

The Company recognizes that the aforementioned countermeasures may cause damage or loss, economic or otherwise, to a prospective Large-scale Purchaser who does not comply with the Large-scale Purchase Rules. The Company does not anticipate that taking such countermeasures will cause shareholders, other than the Large-scale Purchaser, economic damage or loss of any rights. However, in the event that the Board of Directors determines to take a specific countermeasure, the Board of Directors will disclose such countermeasure in a timely and appropriate manner, pursuant to relevant laws and stock exchange regulations.

The term of office for all Directors is one year, and Directors are elected at the Ordinary General Meeting of Shareholders held in June every year. The Company’s Board of Directors intends to review the Large-scale Purchase Rules, as necessary, for reasons including amendments to applicable legislation. Any such review would be conducted in the interests of all shareholders.

For further details about the ESV Plan, please see the press release issued on May 7, 2010 at the Company’s Web site:

http://panasonic.co.jp/corp/news/official.data/data.dir/en100507-8/en100507-8-1.pdf

3) Evaluation of Measures by the Board of Directors and Rationale for Evaluation

Panasonic’s mid-term management plan GP3 was formulated as a specific measure to increase the Company’s corporate value in a sustained manner. The ESV Plan was formulated from the perspective of protecting shareholder value, and is aimed at ensuring shareholders receive sufficient information to make decisions on share purchase proposals by allowing those responsible for the management of the Company, the Board of Directors, to provide their evaluation of any proposed Large-scale Purchase, and providing the opportunity for alternative proposals to be submitted.

Consequently, these measures, in accordance with 1. Basic Policy, are intended to protect the interests of all the Company’s shareholders.

(3) Policy on Appropriation of Retained Earnings for Dividend Payments, etc.

Since its establishment, Panasonic has managed its businesses under the concept that returning profits to shareholders is one of its most important policies. In accordance with this basic stance, the Company has implemented a proactive and comprehensive profit return to shareholders. From the perspective of return on the capital investment made by shareholders, Panasonic, in principle, distributes profits to shareholders based on its business performance and is aiming for stable and continuous growth in dividends, targeting a dividend payout ratio of between 30% and 40% with respect to consolidated net income. Regarding share buybacks, the Company is repurchasing its own shares as it considers appropriate, taking comprehensively into consideration strategic investments and the Company’s financial condition, with the aim of increasing shareholder value per share and return on capital.

The Company regrettably recorded a net loss for the second year running in fiscal 2010. In order to quickly improve its performance and achieve growth in the years ahead, Panasonic is working urgently to strengthen its management foundations from a business and financial perspective. In light of the Company’s circumstances and due to the emphasis it puts on stable returns to shareholders, Panasonic paid an interim dividend of ¥5 per share on November 30, 2009 and plans to pay a year-end dividend of ¥5 per share, making a total annual cash dividend of ¥10 per share. In fiscal 2010, the Company did not repurchase its own shares, except for acquiring fractions of a trading unit and other minor transactions. Although Panasonic expects severe business conditions to continue, the Company will strive to improve its performance as soon as possible and distribute earnings to shareholders.

Consolidated Financial Statements of the Company

The consolidated balance sheet and statement of operations of the Company are as follows. Please note the Company’s consolidated financial statements are prepared in conformity with U.S. Generally Accepted Accounting Principles.

Consolidated Balance Sheet

March 31, 2010 (in millions of yen)

Assets

Current assets	3,806,048

Cash and cash equivalents	1,109,912
Time deposits	92,032
Trade notes receivable	74,283
Trade accounts receivable	1,134,915
Allowance for doubtful receivables	(24,158)
Inventories	913,646
Other current assets	505,418

Investments and advances	636,762

Property, plant and equipment	1,956,021

Land	391,394
Buildings	1,767,674
Machinery and equipment	2,303,633
Construction in progress	128,826
Accumulated depreciation	(2,635,506)

Other assets	1,959,226

Total assets	8,358,057

March 31, 2010 (in millions of yen)
Liabilities and Equity

Current liabilities	2,815,863

Short-term debt, including current portion of long-term debt	299,064
Trade notes payable	59,608
Trade accounts payable	1,011,838
Accrued income taxes	39,154
Other accrued expenses	975,269
Other current liabilities	430,930

Noncurrent liabilities	1,862,421

Long-term debt	1,028,928
Other liabilities	833,493

Total liabilities	4,678,284

Panasonic Corporation shareholders’ equity	2,792,488

Common stock	258,740
Capital surplus	1,209,516
Legal reserve	93,307
Retained earnings	2,349,487
Accumulated other comprehensive income (loss)	(448,232)
Treasury stock, at cost	(670,330)
Noncontrolling interests	887,285

Total equity	3,679,773

Total liabilities and equity	8,358,057

(Notes)	1.	Effective from April 1, 2009, the Company adopted the provisions of FASB Accounting Standards Codification (ASC) 810, “Consolidation.” As a result, “Noncontrolling interests” are now included in equity on the consolidated balance sheet.

	2.	Accumulated other comprehensive income (loss) breakdown:

		Cumulative translation adjustments	¥(352,649) million
		Unrealized holding gains (losses) of available-for-sale securities	¥ 40,700 million
		Unrealized gains (losses) of derivative instruments	¥ 1,272 million
		Pension liability adjustments	¥(137,555) million

Consolidated Statement of Operations

from April 1, 2009 to March 31, 2010

(in millions of yen)
Net sales	7,417,980
Cost of sales	(5,341,059)
Selling, general and administrative expenses	(1,886,468)
Interest income	12,348
Dividends received	6,746
Interest expense	(25,718)
Expenses associated with the implementation of early retirement programs	(38,954)
Other income (deductions), net	(174,190)

Loss before income taxes	29,315
Provision for income taxes:
Current	(58,147)
Deferred	(83,686)
Equity in earnings of associated companies	481

Net loss	170,667
Less: Net loss attributable to noncontrolling interests	(67,202)

Net loss attributable to Panasonic Corporation	103,465

(Notes)	1.	Effective from April 1, 2009, the Company has adopted the provisions of FASB Accounting Standards Codification (ASC) 810, “Consolidation.” “Net loss attributable to Panasonic Corporation” is computed the same as “Net loss” up until the year ended March 31, 2009.

	2.	“Expenses associated with implementation of early retirement programs” are expenses at certain domestic and overseas Group companies.

	3.	Included in “Other income (deductions), net” is impairment losses from fixed assets.

Consolidated Statement of Equity

from April 1, 2009 to March 31, 2010

	(in millions of yen)

	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balances at beginning of period	258,740	1,217,764	92,726	2,479,416	(594,377)	(670,289)	2,783,980	428,601	3,212,581

Gain (loss) from sale of treasury stock		(8)					(8)		(8)
Transfer from retained earnings			581	(581)			—		—
Cash dividends				(25,883)			(25,883)	(14,619)	(40,502)
Purchase of shares of a newly consolidated subsidiary							—	532,360	532,360
Increase (decrease) mainly in capital transactions		(8,240)					(8,240)	(2,402)	(10,642)
Disclosure of comprehensive income (loss)
Net loss				(103,465)			(103,465)	(67,202)	(170,667)
Translation adjustments					(11,057)		(11,057)	1,238	(9,819)
Unrealized holding gains (losses) of available-for-sale securities					51,263		51,263	2,378	53,641
Unrealized gains (losses) of derivative instruments					6,161		6,161	68	6,229
Pension liability adjustments					99,778		99,778	6,863	106,641

Total comprehensive income (loss)							42,680	(56,655)	(13,975)
Repurchase of common stock, net						(41)	(41)		(41)

Balances at end of period	258,740	1,209,516	93,307	2,349,487	(448,232)	(670,330)	2,792,488	887,285	3,679,773

Notes to Consolidated Financial Statements

Notes on the Basis of Presentation of Consolidated Financial Statements

1.	Principles of Consolidation

The Company’s consolidated financial statements include the accounts of the Company and its subsidiaries. In accordance with the provisions of FASB Accounting Standards Codification (ASC) 810, “Consolidation,” variable interest entities, of which the Company has controlling financial interests through means other than voting rights, are consolidated.

Investments in associated companies including the companies in which the Company’s voting interest is 20% to 50%, and corporate joint ventures, are stated at their underlying net equity value after elimination of intercompany profits.

2.	Principles of Consolidation and Application of the Equity Method

(1)	Number of consolidated subsidiaries

679

(2)	Number of associated companies under the equity method

232

3.	Summary of Significant Accounting Policies

(1)	Basis of presentation of consolidated financial statements

The Company’s consolidated financial statements are prepared in accordance with the terminology, format and preparation method of U.S. Generally Accepted Accounting Principles (U.S. GAAP) as stipulated in Paragraph 1, Article 3 of the Supplementary Provisions of Company Accounting Regulations (Ordinance of the Ministry of Justice No. 46 of December 11, 2009). Certain of the information and notes required by U.S. GAAP as specified in said Article, however, have been excluded.

(2)	Inventories

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out or average basis, but not in excess of current replacement cost.

(3)	Valuation method of securities

The Company accounts for debt and equity securities in accordance with the provisions of ASC 320, “Investments—Debt and Equity Securities.” In principle, the Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale in accordance with the provisions of ASC 320.

Investments in available-for-sale securities

Market valuation method based on the fiscal year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of the securities, is included in accumulated other comprehensive income. The cost of the securities sold is computed based on the moving average method.)

(4)	Method of depreciation of tangible fixed assets

Depreciation is computed primarily using the straight-line method. Effective from April 1, 2009, the Company and the majority of its subsidiaries in Japan changed from the declining balance method to the straight-line method for depreciating tangible fixed assets. The Company believes that the straight-line method is a preferable method because it will more properly reflect the pattern of usage of tangible fixed assets in the future and more properly match costs to revenues. Under the provisions of ASC 250, “Accounting Changes and Error Corrections,” a change in depreciation method is treated on a prospective basis as a change in estimate and prior period results have not been restated. As a result, operating profit increased by ¥11,031 million compared to the previous method, and loss before income taxes decreased by the same amount.

(5)	Goodwill and other intangible assets

In accordance with the provisions of ASC 350, “Intangibles—Goodwill and Other,” goodwill and intangible assets determined to have an indefinite useful life are not amortized, and are instead tested for impairment at least annually. Intangible assets where the useful life can be estimated are amortized using the straight-line method.

(6)	Impairment of long-lived assets

The Company accounts for impairment or disposition of long-lived assets in accordance with ASC 360, “Property, Plant and Equipment.” In accordance with ASC 360, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(7)	Accounting for allowance and accruals

Allowance for doubtful receivables

An allowance for doubtful trade receivables and advances is provided at an amount calculated based on historical experience, while specific allowances for doubtful trade receivables and advances are provided for the estimated amounts considered to be uncollectible after reviewing individual collectibility.

Provision for employee retirement and severance benefits

Liabilities incurred for the provision of employee retirement and severance benefits are stated based on projected benefit obligation and the fair value of pension fund assets at the fiscal year-end in accordance with the provisions of ASC 715, “Compensation—Retirement Benefits.”

Unrecognized prior service cost (benefit) is amortized on a straight-line basis over the average remaining service period of employees.

If the unrecognized actuarial gains or losses exceed the greater of 10% of projected benefit obligation or 10% of the fair value of pension fund assets, the excess amount is amortized on a straight-line basis based on the average remaining service period of employees.

(8)	Consumption tax and local consumption tax in Japan are excluded from all items in the statement of operations.

(9)	Application of new accounting standards

Effective from April 1, 2009, the Company adopted ASC 105, “Generally Accepted Accounting Principles.” Accordingly, consolidated financial statements should contain Codification citations in place of any corresponding references to legacy accounting pronouncements. The Codification does not change or alter existing U.S. GAAP.

Effective from April 1, 2009, the Company adopted the provisions of ASC 805, “Business Combinations,” and ASC 810, “Consolidation.” In accordance with the provisions relating to presentation of ASC 810, “Noncontrolling interests,” which were referred to as “Minority interests” and classified between liabilities and shareholders’ equity on the consolidated balance sheet as a separate component, are now included in equity. The presentations of the other financial statements were also changed.

Notes to the Consolidated Balance Sheet

1. Guarantees provided to third parties on bank loans, recourse obligation for trade receivables sold and guarantees for specific value of leased assets	¥79,008 million

2. Assets pledged as collateral and liabilities with collateral

(1) Assets pledged as collateral
Current assets	¥534 million
Investments and advances	¥19,325 million
Property, plant and equipment	¥5,756 million
Other assets	¥71 million

(2) Liabilities with collateral
Short-term debt, including current portion of long-term debt	¥2,852 million
Trade accounts payable	¥2,421 million
Other accrued expenses	¥2,396 million
Other current liabilities	¥262 million
Long-term debt	¥3,909 million

Notes Concerning Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value.

•	Cash and cash equivalents, Time deposits, Trade accounts receivable, Short-term debt, Trade accounts payable and Other accrued expenses	The carrying amount (on the balance sheet) approximates fair value because of the short maturity of these instruments.

•	Investments and advances	The fair value of investments and advances is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates at the end of the fiscal year.

•	Long-term debt	The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates at the end of the fiscal year.

•	Derivative financial instruments	The fair value of derivative financial instruments, all of which are used for hedging purposes, are estimated by quotes obtained from financial institutions or brokers.

The estimated fair values of financial instruments, all of which are held or issued for purposes other than trading, as of March 31, 2010 were as follows.

(Millions of yen)

	Carrying amount*	Fair value*	Difference
Investments and advances	454,313	454,516	203
Long-term debt, including current portion of long-term debt	(1,236,052)	(1,250,048)	(13,996)
Derivative financial instruments	12,452	12,452	—

*[1]	Financial instruments recorded under liabilities are marked with parentheses.

*[2]	The net amount of receivables and payables is shown for derivative financial instruments.

(Note)	Fair value estimates are made at the end of the fiscal year, based on relevant market information and information about the financial instruments. These estimates involve uncertainties and matters of significant judgments. Changes in assumptions could significantly affect the estimates.

Notes to per Share Data

Panasonic Corporation shareholders’ equity per share	¥1,348.63
Basic net loss attributable to Panasonic Corporation common shareholders per share	¥49.97

Diluted net income (loss) attributable to Panasonic Corporation common shareholders per share has been omitted because the Company did not have potential common shares that were outstanding for the period.

Other Note

Notes Concerning Business Combinations

On December 21, 2009, the Company acquired 50.2% of the voting rights of SANYO Electric Co., Ltd. to obtain a controlling interest in SANYO. The fair value of consideration paid for the controlling interests of SANYO and noncontrolling interests on the acquisition date is shown below.

Fair value of the consideration (cash)	¥403,780 million
Fair value of noncontrolling interests	¥532,360 million

Total	¥936,140 million

Assets acquired and liabilities assumed reflected in the Company’s consolidated balance sheet on the acquisition date are as shown below.

Other current assets	¥882,681 million
Investments and advances	¥105,643 million
Property, plant and equipment	¥404,468 million
Other assets	¥1,057,118 million

Total assets acquired	¥2,449,910 million

Current liabilities	¥606,639 million
Noncurrent liabilities	¥907,131 million

Total liabilities assumed	¥1,513,770 million

Net assets acquired	¥936,140 million

“Other assets” includes goodwill and intangible assets of ¥995,140 million additionally recognized when measuring the fair value at the acquisition date.

As a result, after deducting ¥403,780 million, the carrying value of the Company’s investment in SANYO after acquisition, from ¥2,449,910 million (the total assets acquired), total assets increased by ¥2,046,130 million in the consolidated balance sheet at the acquisition date. Furthermore, the operating results of SANYO and its subsidiaries from January 2010 through March 2010 are included in the Company’s consolidated statement of operations.

Parent-alone Financial Statements of the Company

Balance Sheet

March 31, 2010 (in millions of yen)
Assets

Current assets	1,661,679

Cash and deposits	2,715
Trade notes receivable	296
Trade accounts receivable	457,708
Finished goods, merchandise and semi-finished goods	102,077
Work in process	66,283
Raw materials and supplies	33,755
Other receivables	142,931
Deposits paid	67,583
Short-term loans	629,083
Deferred tax assets	102,957
Other current assets	57,820
Allowance for doubtful receivables	(1,529)

Fixed assets	2,903,613

Net tangible fixed assets	374,547

Buildings	152,024
Structures	4,753
Machinery and equipment	78,890
Vehicles	117
Tools, furniture and fixtures	12,948
Land	85,326
Leased assets	16,246
Construction in progress	24,243
Intangibles	60,807

Patent and trademark rights	37,875
Software	19,576
Facility utility and other rights	3,356
Investments and advances	2,468,259

Investment securities	350,172
Shares in subsidiaries and affiliates	1,578,093
Investments in equity, other than capital stock	36
Investments in subsidiaries and affiliates	408,480
Allowance for investment loss	(48,033)
Long-term deposits paid	5,080
Deferred tax assets	132,863
Other investments and other assets	41,568

Total assets	4,565,292

March 31, 2010 (in millions of yen)

Liabilities

Current liabilities	1,886,900

Trade notes payable	1,517
Trade accounts payable	393,978
Lease obligations	8,086
Other payables	26,396
Accrued expenses	617,752
Reserve for bonuses	44,528
Accrued income taxes	2,776
Advance receipts	2,372
Deposits received	732,867
Deposits received from customers	1,128
Reserve for warranty costs	25,917
Reserve for sales promotion	27,696
Other current liabilities	1,887

Long-term liabilities	640,098

Bonds	500,000
Lease obligations	11,068
Employee retirement and severance benefits	13,825
Long-term deposits received	115,205

Total liabilities	2,526,998

Net Assets

Shareholders’ Equity	2,002,342

Capital	258,740
Capital surplus	569,973

Capital reserve	568,212
Other capital surplus	1,761
Retained earnings	1,844,852

Legal reserve	52,749
Other retained earnings	1,792,103

Reserve for advanced depreciation	18,464
Contingent reserve	1,618,680
Retained earnings brought forward	154,959
Treasury stock	(671,223)

Difference of valuation, translation and other adjustments	35,952

Unrealized holding gains (losses) of available-for-sale securities, etc.	31,569
Deferred profit (loss) on hedges	4,383

Total net assets	2,038,294

Total liabilities and net assets	4,565,292

Statement of Operations

from April 1, 2009 to March 31, 2010

(in millions of yen)
Net sales	3,926,593
Cost of sales	(3,064,356)

Gross profit	862,237
Selling, general and administrative expenses	(809,058)
Interest and dividends income	88,478
Other income	33,339
Interest expense	(11,056)
Other expense	(117,223)

Recurring profit	46,717

Non-recurring profit
Profit on sale of investment securities	3,751
Profit on sales of shares in affiliates	4,083
Profit on sale of tangible fixed assets	16,123
Profit on extinguishment of tie-in shares	3,878
Non-recurring loss
Loss on devaluation of investment securities	(494)
Loss on devaluation of stock in affiliates	(52,826)
Impairment losses	(16,464)
Loss on business restructuring	(7,640)
Loss on reserve for retained deficits of affiliated companies	(76,290)

Loss before income taxes	79,162

Provision for income taxes
Current	(10,797)
Deferred	(34,979)

Net loss	124,938

Statement of Changes in Shareholders’ Equity

from April 1, 2009 to March 31, 2010

	(in millions of yen)

	Shareholders’ equity
	Capital stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total of capital surplus	Legal reserve	Other retained earnings
						Reserve for advanced depreciation	Reserve for dividends	Contingent reserve	Unappropriated retained earnings	Total of retained earnings
Balances at beginning of period	258,740	568,212	1,769	569,981	52,749	18,464	81,000	1,918,680	(48,341)	2,022,552

Changes in the period
Reversal of reserve for dividends							(81,000)		81,000	—
Reversal of contingent reserve								(300,000)	300,000	—
Dividends from retained earnings									(25,883)	(25,883)
Net loss									(124,938)	(124,938)
Repurchase of common stock
Sale of treasury stock			(8)	(8)
Decrease due to business split-off									(26,879)	(26,879)
Net changes of items other than shareholders’ equity

Total changes in the period	—	—	(8)	(8)	—	—	(81,000)	(300,000)	203,300	(177,700)

Balances at end of period	258,740	568,212	1,761	569,973	52,749	18,464	—	1,618,680	154,959	1,844,852

	Shareholders’ equity		Difference of valuation, translation and other adjustments			Total net assets
	Treasury stock	Total of shareholders’ equity	Unrealized holding gains (losses) of available-for-sale securities, etc.	Deferred profit (loss) on hedges	Total of difference of valuation, translation and other adjustments
Balances at beginning of period	(671,182)	2,180,091	(15,913)	(30,638)	(46,551)	2,133,540

Changes in the period
Reversal of reserve for dividends		—				—
Reversal of contingent reserve		—				—
Dividends from retained earnings		(25,883)				(25,883)
Net loss		(124,938)				(124,938)
Repurchase of common stock	(72)	(72)				(72)
Sale of treasury stock	31	23				23
Decrease due to business split-off		(26,879)				(26,879)
Net changes of items other than shareholders’ equity			47,482	35,021	82,503	82,503

Total changes in the period	(41)	(177,749)	47,482	35,021	82,503	(95,246)

Balances at end of period	(671,223)	2,002,342	31,569	4,383	35,952	2,038,294

Notes on the Basis of Presentation of Parent-alone Financial Statements

Summary of Significant Accounting Policies

1.	Standards and methods for valuation of assets

(1)	Securities

Investments in subsidiaries and affiliates

Valuation at cost, with cost determined by the moving average method

Other securities

Items with a market value: market valuation method based on year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separate component of shareholders’ equity. The cost of other securities sold is computed based on the moving average method.)

Items with no market value: valuation at cost, with cost determined by the moving average method

(2)	Derivatives

Fair value method

(3)	Inventories

Valuation at cost (method of lowering carrying amount due to decline in profitability)

Finished goods, semi-finished goods, work in process

Average cost method

Merchandise, raw materials, supplies

Last purchase price method

2.	Method of depreciation and amortization of fixed assets

(1)	Tangible fixed assets (Excluding leased assets)

Straight-line method

(2)	Intangible fixed assets

Straight-line method

(3)	Leased assets

(Finance leases other than those that transfer ownership rights)

Straight-line method over the lease term (useful life) with no residual value.

3.	Accounting for allowances

(1)	Allowance for doubtful receivables

An allowance for doubtful receivables is provided at an amount calculated based on historical experience, while specific allowances for doubtful receivables are provided for the estimated amounts considered to be uncollectible after reviewing individual collectibility.

(2)	Provision of allowance for investment loss

Loss on investments in affiliated companies in Japan and overseas is estimated according to Company regulations and taking into consideration the financial condition of those companies.

(3)	Allowance for bonuses

An allowance for bonuses is provided at an amount calculated based on estimated bonus payments.

(4)	Allowance for product warranties, etc.

An allowance for accrued warranty costs related to product after-sales services is provided at an amount calculated for estimated service costs during the period of the warranty based on historical experience.

(5)	Allowance for sales promotion costs

Based on the Company’s various sales promotion initiatives, estimates of costs related to sales commissions, product sales and other required expenses incurred for product promotion are recorded in accordance with prescribed Company standards.

(6)	Accrual for employee retirement and severance benefits

Liabilities incurred for the provision of employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the year-end. The transition obligation amounting to ¥42,077 million recognized at the adoption of new accounting standards (the transition obligation excluding the substitutional portion amounting to ¥17,115 million) is being amortized on a straight-line basis over 15 years.

4.	Other significant items related to the preparation of financial statements

(1)	Basis of hedge accounting

The Company applies deferral hedge accounting as defined in the accounting standards for financial instruments to its foreign exchange contracts and commodity futures trading.

(2)	Consumption tax and local consumption tax are excluded from all items in the statement of income.

5.	Changes in significant accounting policies

(1)	Method of depreciation for tangible fixed assets (Excluding leased assets)

The Company has used the declining balance method in the past as the method for depreciating tangible fixed assets (excluding leased assets). However, effective from April 1, 2009, the Company has adopted the straight-line method in consideration of the current operating conditions of the Company’s main businesses.

The Company’s main facilities are machinery related to the manufacture of digital AV equipment. Although there is rapid replacement of products, because much of this machinery can be shared, it is clear that usage is spread evenly over the useful life. Management has therefore decided to adopt the straight line method as it judged that distributing the cost of capital investment evenly in each fiscal year is a rational method for better reflecting the reality of its businesses.

As a result, operating profit and recurring profit have each increased by ¥9,958 million compared with the previous method, and loss before income taxes decreased by the same amount.

Notes on the Balance Sheet

1.	Assets pledged as collateral and significant liabilities with collateral

(1) Assets pledged as collateral

	Investment securities	¥14,980 million

Pledged as collateral when using the Deferred Payment System based on the Customs Act and Consumption Tax Law

(2) Significant liabilities with collateral

	Trade accounts payable	¥2,421 million
	Accrued expenses	¥2,396 million

2.	Accumulated depreciation of tangible fixed assets	¥1,302,389 million

3.	Subsequent event

	Recourse obligation for trade receivables sold	¥173 million

4.	Receivables from and liabilities to subsidiaries and affiliates

	Short-term receivables from subsidiaries and affiliates	¥1,125,159 million
	Long-term receivables from subsidiaries and affiliates	¥2 million
	Short-term payables to subsidiaries and affiliates	¥877,614 million
	Long-term payables to subsidiaries and affiliates	¥114,720 million

Notes on the Statement of Operations

1.	Transactions with subsidiaries and affiliates

	Sales to subsidiaries and affiliates	¥3,005,444 million
	Purchases from subsidiaries and affiliates	¥1,821,518 million
	Turnover with subsidiaries other than sales and purchases	¥141,856 million

Notes on the Statement of Changes in Shareholders’ Equity

1.	Type and number of shares issued as of the fiscal year-end

	Common stock	2,453,053,497

2.	Type and number of shares of treasury stock as of the fiscal year-end

	Common stock	382,448,008

3.	Items related to dividends

(1) Dividend payments

Resolution	Type of share	Total dividend amount (millions of yen)	Dividend per share (yen)	Record date	Effective date
May 15, 2009 Board of Directors’ Meeting	Common stock	15,530	7.5	March 31, 2009	June 1, 2009
October 30, 2009 Board of Directors’ Meeting	Common stock	10,353	5.0	September 30, 2009	November 30, 2009

Total		25,883	12.5

(2) Dividends for record dates during the year under review with effective dates in the following fiscal year

Resolution	Type of share	Total dividend amount (millions of yen)	Dividend per share (yen)	Record date	Effective date
May 7, 2010 Board of Directors’ Meeting	Common stock	10,353	5.0	March 31, 2010	May 31, 2010

Notes to Tax-effect Accounting

Breakdown of significant reasons for the recording of deferred tax assets and deferred tax liabilities:
Deferred tax assets
Inventory valuation	¥19,562 million
Accrued expenses	¥41,437 million
Depreciation and amortization	¥56,712 million
Allowance for investment loss	¥19,453 million
Loss on devaluation of investment securities	¥52,840 million
Operating loss carryforwards	¥34,395 million
Other	¥370,888 million

Total gross deferred tax assets	¥595,287 million

Less valuation allowance	¥(319,667) million

Net deferred tax assets	¥275,620 million

Deferred tax liabilities
Prepaid pension cost	¥(9,358) million
Unrealized holding gains (losses) of other marketable securities	¥(14,892) million
Deferred profit (loss) on hedges	¥(2,982) million
Reserve for advanced depreciation	¥(12,568) million

Total gross deferred tax liabilities	¥(39,800) million

Net deferred tax assets	¥235,820 million

Business Combinations, etc.

The Company absorbed Panasonic Semiconductor Device Solutions Co., Ltd. on April 1, 2009, in accordance with a business merger agreement concluded between the Company and Panasonic Semiconductor Device Solutions Co., Ltd. This move was made to grow the Company by achieving vertical integration from image sensors and other semiconductor devices to camera modules, as well as by strengthening cost competitiveness, and global competitiveness in the in-car camera business.

Details of business transferred to Panasonic Corporation	Business related to design, development, manufacture and sales of composite products and equipment related to sound, video and verification
	(in millions of yen)
Assets and liabilities transferred to Panasonic Corporation	Assets:	9,327
	Liabilities:	3,191

In addition, on January 1, 2010, the Company transferred System Solutions Company to Panasonic Communications Co., Ltd., in accordance with a business division agreement concluded between the Company and Panasonic Communications Co., Ltd. This move was made to accelerate a new phase of the solution business which unifies sound, image, visual and data in IP networks, and enhance profitability and expand global business mainly in emerging countries.

Details of business transferred to Panasonic Communications Co., Ltd.	Business related to the development, manufacture and sales of system products
	(in millions of yen)
Assets and liabilities transferred to Panasonic Communications Co., Ltd.	Assets:	38,051
	Liabilities:	11,172

No new shares were issued upon this separation.

The business merger and separation above fall under the category of transactions made under common control.

Notes to per Share Data

Net assets per share	¥984.40
Net loss per share	¥60.34

Notes to Application of Restrictions on Maximum Dividend Payments

The Company is subject to restrictions on maximum dividend payments.

Other

All monetary amounts have been rounded to the nearest million yen.

Copy of Report of Accounting Auditors Concerning

Consolidated Financial Statements

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]

Independent Auditors’ Report

May 6, 2010
The Board of Directors
Panasonic Corporation
KPMG AZSA & Co.
Masahiro Mekada (Seal)
Designated and Engagement Partner
Certified Public Accountant

Takashi Kondo (Seal)
Designated and Engagement Partner
Certified Public Accountant

Tsuyoshi Takeuchi (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the consolidated statutory report, comprising the consolidated balance sheet, the consolidated statement of operations, the consolidated statement of equity and the related notes of Panasonic Corporation as of March 31, 2010 and for the year from April 1, 2009 to March 31, 2010 in accordance with Article 444 (4) of the Company Law of Japan. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the financial position and the results of operations of Panasonic Corporation and its consolidated subsidiaries for the period, for which the consolidated statutory report was prepared, in conformity with accounting principles generally accepted in the United States of America (refer to Notes to Consolidated Financial Statements, 3. (1) of Notes on the Basis of Presentation of Consolidated Financial Statements) as prescribed by the provisions of Paragraph 1, Article 3 of the Supplementary Provisions of Accounting Ordinance of the Company Law of Japan (Ordinance of the Ministry of Justice No. 46 of 2009).

Additional Information

1.	The Company adopted the provisions of FASB Accounting Standards Codification (ASC) 805, “Business Combinations,” and ASC 810, “Consolidation,” effective April 1, 2009, as outlined in 3.(9) of Notes on the Basis of Presentation of Consolidated Financial Statements.

2.	Effective April 1, 2009, the Company and the majority of its subsidiaries in Japan changed their depreciation method for tangible fixed assets from the declining balance method to the straight-line method, as outlined in 3.(4) of Notes on the Basis of Presentation of Consolidated Financial Statements.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Copy of Report of Accounting Auditors

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]

Independent Auditors’ Report

May 6, 2010
The Board of Directors
Panasonic Corporation
KPMG AZSA & Co.
Masahiro Mekada (Seal)
Designated and Engagement Partner
Certified Public Accountant

Takashi Kondo (Seal)
Designated and Engagement Partner
Certified Public Accountant

Tsuyoshi Takeuchi (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the statutory report, comprising the balance sheet, the statement of operations, the statement of changes in shareholders’ equity and the related notes, and its supporting schedules of Panasonic Corporation as of March 31, 2010 and for the 103rd business year from April 1, 2009 to March 31, 2010 in accordance with Article 436 (2)  of the Company Law of Japan. The statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Panasonic Corporation for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.

Additional Information

As noted in the section on changes in significant accounting policies, the Company has changed its method of depreciation for tangible fixed assets (excluding leased assets) effective April 1, 2009.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Copy of Report of the Board of Corporate Auditors

Audit Report

The Board of Corporate Auditors, having received a report from each corporate auditor on the method and results of his audit on the performance of duties of directors during the 103rd fiscal period from April 1, 2009 to March 31, 2010, and, as a result of discussion, does hereby report the results of audit as follows:

1.	Method and details of audit conducted by corporate auditors and the Board of Corporate Auditors

In addition to formulating audit policy and audit schedules and receiving reports concerning the status and results of audits conducted by each corporate auditor, the Board of Corporate Auditors receives reports from directors and the accounting auditors regarding the performance of their duties and seeks explanations when deemed necessary.

Furthermore, each corporate auditor, in accordance with audit standards, policy and schedules formulated by the Board of Corporate Auditors, seeks to facilitate mutual understanding with directors, the Internal Auditing Department and other employees, gathers information and works to improve the environment for conducting audits. Accordingly, the corporate auditors conducted the following audit:

(1)	In addition to attending meetings of the Board of Directors and other important meetings, the corporate auditors received reports from directors, the Internal Auditing Department and other employees regarding the performance of their duties, and when deemed necessary, sought explanations, perused important documents including those subject to executive approval, and conducted examinations of conditions of business and assets at the head office and other major business offices.

(2)	The corporate auditors monitored and examined a resolution of the Board of Directors passed in accordance with the requirements of Article 100, Paragraphs 1 and 3 of the Law for Maintenance of Relevant Laws Relating to the Enforcement of the Company Law of Japan stipulating a system that ensures the performance of the duties of directors are in accordance with relevant laws and regulations and the Company’s Articles of Incorporation, and that other affairs of the Company are conducted in an appropriate manner, and monitored the status of the Company’s internal control system implemented in accordance with said resolution.

(3)	The corporate auditors, based on the status of discussion within the Board of Directors and other bodies, conducted examinations of basic policy presented in the Company’s business report stipulated by Article 118, Paragraph 3.a of the Law for Maintenance of Relevant Laws Relating to the Enforcement of the Company Law of Japan, as well as of each measure required by Article 118, Paragraph 3.b of said law.

(4)	With respect to subsidiaries, through meetings and hearings comprising corporate auditors of the Company and its subsidiaries, the corporate auditors sought to facilitate mutual understanding and exchange of information with the directors and corporate auditors of subsidiaries, and when deemed necessary, received reports concerning the business of subsidiaries, visited their head offices and other major business offices, and conducted inquiries.

(5)	The corporate auditors have monitored and examined the independence of the accounting auditors and the appropriateness of audits conducted, received reports from the accounting auditors concerning the performance of their duties, and when deemed necessary, sought their opinions.

(6)	The corporate auditors received notice from the accounting auditors that the system to ensure the appropriateness of duties performed by accounting auditors (as stipulated by Article 131 of the Accounting Regulations of Japan) is in accordance with standards prescribed by laws and regulations and standards related to quality management for accounting audits, and when deemed necessary, sought their opinions.

Based on the above methods, the corporate auditors conducted examinations of the Company’s business report related to the fiscal period under review, supporting documents and parent-alone financial statements (balance sheet, statements of income, statement of changes in shareholders’ equity, and notes on the basis of presentation of parent-alone financial statements), and other supporting documents and consolidated financial statements (consolidated balance sheet, consolidated statements of income, consolidated statement of equity, and notes on the basis of presentation of consolidated financial statements).

2.	Results of Audit

(1)	Results of audit of the business report, etc.

In the opinion of the Board of Corporate Auditors:

(i)	The contents of the business report and its supporting documents present fairly the position of the Company pursuant to laws and regulations and the Articles of Incorporation.

(ii)	With regard to the performance of duties of directors, no unfair conduct, nor any material breach of laws, regulations or the Company’s Articles of Incorporation has been found.

(iii)	The details of resolutions approved by the Board of Directors concerning the internal control system are proper and fair; in addition, with regard to the performance of duties of directors with respect to the internal control system, nothing has been found that would necessitate comment.

(iv)	With regard to basic policy related to the individuals responsible for determining financial and business policies presented in the Company’s business report, nothing has been found that would necessitate comment.

(2)	Results of audit of the parent-alone financial statements, supporting documents and consolidated financial statements

The method of audit employed by the accounting auditors KPMG AZSA & Co. and the results thereof are proper and fair.

May 7, 2010

Board of Corporate Auditors

Kenichi Hamada	Masahiro Seyama
Senior Corporate Auditor	Senior Corporate Auditor

Yasuo Yoshino	Ikuo Hata
Corporate Auditor	Corporate Auditor

Hiroyuki Takahashi
Corporate Auditor

[Reference Material for Exercise of Voting Rights]

The bills and reference materials:

Bill No. 1: To elect 19 directors

The terms of office of all 18 directors currently in office will expire at the conclusion of the 103rd Ordinary General Meeting of Shareholders, at which time Koshi Kitadai will resign as director. In addition, Susumu Koike has resigned earlier.

In connection with this, the election of 19 directors is hereby proposed.

The particulars of the candidates are as follows:

Name and date of birth	Brief personal record, position and responsibilities in the Company and other important concurrently held positions			Ownership of the Company’s shares

1 Kunio Nakamura	Apr.	1962	Joined the Company;	79,600 shares

July 5, 1939	June	1993	Director of the Company;

	June	2000	President of the Company;

	June	2006	Chairman of the Board of Directors.

	(Outside Director, Tokyo FM Broadcasting Co., Ltd.)

	(Outside Director, Japan Finance Corporation)

2 Masayuki Matsushita	Apr.	1968	Joined the Company;	7,913,000 shares

October 16, 1945	Feb.	1986	Director of the Company;

	June	1990	Managing Director of the Company;

	June	1992	Senior Managing Director of the Company;

	June	1996	Executive Vice President of the Company;

	June	2000	Vice Chairman of the Board of Directors.

	(Chairman and President, PHP Institute Inc.)

	(President, the Matsushita International Foundation)

	(President, Matsushita Real Estate Co., Ltd.)

	(Outside Director, New Otani, Co., Ltd.)

	(Outside Director, Hotel Okura Co., Ltd.)

3 Fumio Ohtsubo	Apr.	1971	Joined the Company;	54,600 shares

September 5, 1945	June	1998	Director of the Company;

	June	2000	Managing Director of the Company;

	June	2003	Senior Managing Director of the Company;

	June	2006	President of the Company.

4 Toshihiro Sakamoto	Apr.	1970	Joined the Company;	34,978 shares

October 27, 1946	June	2000	Director of the Company / Vice President of AVC Company / in charge of Visual Products Group;

	June	2003	In charge of Corporate Planning;

	June	2004	Managing Director of the Company;

	Apr.	2006	Senior Managing Director / President, Panasonic AVC Networks Company;

	Apr.	2009	Executive Vice President of the Company / in charge of Domestic Consumer Marketing and Design;

	Apr.	2010	In charge of Domestic Customer Satisfaction.

Name and date of birth	Brief personal record, position and responsibilities in the Company and other important concurrently held positions			Ownership of the Company’s shares

5 Takahiro Mori	Apr.	1970	Joined the Company;	31,360 shares

June 16, 1947	June	2003	Executive Officer of the Company;

	June	2005	Managing Director of the Company / in charge of Corporate Communications Division;

	Apr.	2006	In charge of Corporate Planning;

	Apr.	2008	Senior Managing Director of the Company;

	Apr.	2009	Executive Vice President of the Company / in charge of Corporate Division for Promoting Systems & Equipment Business and Electrical Supplies Sales, Project Sales and Building Products Sales.

6 Yasuo Katsura	Apr.	1970	Joined the Company;	23,316 shares

September 19, 1947	June	2001	President, Matsushita Communication Industrial Co., Ltd. (now Panasonic Mobile Communications Co., Ltd.);

	June	2003	Executive Officer of the Company;

	June	2004	Managing Executive Officer of the Company / Director of the Tokyo Branch;

	June	2007	Managing Director of the Company;

	Apr.	2009	Senior Managing Director of the Company / Representative in Tokyo / in charge of External Affairs Division;

	Apr.	2010	Executive Vice President of the Company.

7 Hitoshi Otsuki	Apr.	1970	Joined the Company;	15,000 shares

June 6, 1947	June	2003	Executive Officer of the Company / Director of Europe Division / Chairman, Matsushita Europe Ltd. (now Panasonic Europe Ltd.);

	Apr.	2007	Managing Executive Officer of the Company / in charge of Overseas Operations;

	June	2007	Managing Director of the Company;

	Apr.	2009	Senior Managing Director of the Company.

8 Ken Morita	Apr.	1971	Joined the Company;	18,550 shares

October 24, 1948	Apr.	2000	Director of PDP Division;

	June	2005	Executive Officer of the Company;

	Apr.	2006	Senior Vice President, Panasonic AVC Networks Company / Director, Visual Products and Display Devices Business Group;

	Apr.	2007	Managing Executive Officer of the Company;

	Apr.	2009	Senior Managing Executive Officer of the Company / President, AVC Networks Company;

	June	2009	Senior Managing Director of the Company.

	(President, Panasonic Katano Co., Ltd.)

	(President, Panasonic Kibi Co., Ltd.)

9 Ikusaburo Kashima	July	1971	Joined Ministry of International Trade and Industry;	14,500 shares

October 8, 1948	July	1999	Director General of Price Bureau of Economic Planning Agency;

	Jan.	2001	Retired from office at Ministry of Economy, Trade and Industry;

	June	2003	Vice Chairman, Information Technology Promotion Agency;

	June	2004	Joined the Company as an Executive Counselor;

	June	2005	Director of the Company / Deputy Chief of Overseas Operations;

	Apr.	2007	Managing Director of the Company / in charge of Legal Affairs, Corporate Risk Management, Corporate Information Security, Corporate Business Ethics, and Corporate International Affairs;

	Apr.	2009	In charge of Intellectual Property;

	Apr.	2010	Senior Managing Director of the Company.

	(Outside Director, KOITO MANUFACTURING CO., LTD.)

Name and date of birth	Brief personal record, position and responsibilities in the Company and other important concurrently held positions			Ownership of the Company’s shares

10 Junji Nomura	Apr.	1971	Joined Matsushita Electric Works, Ltd.	14,700 shares
			(now Panasonic Electric Works Co., Ltd.);

April 10, 1947	Feb.	2002	Director, Matsushita Electric Works, Ltd.;

	Dec.	2003	Executive Senior Managing Director, Matsushita Electric Works, Ltd.;

	June	2005	Senior Managing Director, Matsushita Electric Works, Ltd.;

	June	2006	Director, Executive Vice President, Matsushita Electric Works, Ltd.;

	June	2009	Managing Director of the Company / in charge of Special Task;

	Feb.	2010	In charge of Technology;

	Apr.	2010	Senior Managing Director of the Company / in charge of Corporate Division for Promoting Energy Solutions Business.

11 Kazunori Takami	Apr.	1978	Joined the Company;	14,500 shares

June 12, 1954	June	2002	Director, Matsushita Refrigeration Company;

	Apr.	2005	In charge of Corporate Marketing Division for National Brand Home Appliances and Corporate Marketing Division for National Brand Wellness Products / Director, Corporate Marketing Division for National Brand Home Appliances;

	Apr.	2006	Executive Officer of the Company;

	Apr.	2008	Managing Executive Officer of the Company;

	Apr.	2009	President, Home Appliances Company / in charge of Lighting Company;

	June	2009	Managing Director of the Company.

12 Makoto Uenoyama	Apr.	1975	Joined the Company;	22,800 shares

February 14, 1953	June	2003	General Manager, Corporate Accounting Group;

	Apr.	2006	Executive Officer of the Company;

	Apr.	2007	In charge of Accounting and Finance;

	June	2007	Director of the Company;

	Apr.	2009	In charge of Information Systems;

	Apr.	2010	Managing Director of the Company.

13 Masatoshi Harada	Apr.	1977	Joined the Company;	14,600 shares

February 9, 1955	June	2003	In charge of General Affairs and Social Relations;

	Apr.	2008	Executive Officer of the Company / in charge of Personnel and General Affairs;

	June	2008	Director of the Company;

	Apr.	2010	Managing Director of the Company.

	(President, Panasonic Corporate Pension Fund)

	(President, Panasonic Health Insurance Association)

14 Ikuo Uno	Mar.	1959	Joined Nippon Life Insurance Company;	0 shares

January 4, 1935	July	1986	Director, Nippon Life Insurance Company;

	Apr.	1997	President, Nippon Life Insurance Company;

	Apr.	2005	Chairman, Nippon Life Insurance Company;

	June	2005	Director of the Company.

	(Chairman, Nippon Life Insurance Company)

	(Outside Director, Hotel Okura Co., Ltd.)

	(Outside Director, FUJI KYUKO CO., LTD.)

	(Outside Corporate Auditor, Odakyu Electric Railway Co., Ltd.)

	(Outside Corporate Auditor, Sumitomo Mitsui Banking Corporation)

	(Outside Corporate Auditor, Sumitomo Mitsui Financial Group, Inc.)

	(Outside Corporate Auditor, Tohoku Electric Power Co., Inc.)

	(Outside Corporate Auditor, West Japan Railway Company)

Name and date of birth	Brief personal record, position and responsibilities in the Company and other important concurrently held positions			Ownership of the Company’s shares

15 Masayuki Oku	Apr.	1968	Joined Sumitomo Bank;	1,050 shares

December 2, 1944	June	1994	Director, Sumitomo Mitsui Banking Corporation;

	June	2003	Deputy President, Sumitomo Mitsui Banking Corporation;

	June	2005	President, Sumitomo Mitsui Banking Corporation / Chairman, Board of Directors of Sumitomo Mitsui Financial Group;

	June	2008	Director of the Company.

	(Chairman, Japanese Bankers Association)

	(President and CEO, Sumitomo Mitsui Banking Corporation)

	(Chairman, Board of Directors of Sumitomo Mitsui Financial Group, Inc.)

	(Outside Corporate Auditor, Nankai Electric Railway Co., Ltd.)

	(Executive Director, Nikko Cordial Securities Inc.)

16 Masashi Makino	Mar.	1973	Joined the Company;	12,400 shares

August 20, 1948	Apr.	1996	Chief of Manufacturing Technology Laboratory in Corporate Production Engineering Division;

	Apr.	2003	Director, Corporate Manufacturing Innovation Division;

	June	2003	Executive Officer of the Company;

	Apr.	2009	In charge of Manufacturing Innovation, Facility Management, Quality Administration, FF Customer Support & Management and Environmental Affairs;

	June	2009	Director of the Company.

17 Masaharu Matsushita	May	1940	Joined the Company;	9,598,000 shares

September 17, 1912	Oct.	1947	Director of the Company;

	Jan.	1961	President of the Company;

	Feb.	1977	Chairman of the Board of Directors;

	June	2000	Honorary Chairman, the Board of Directors and Executive Advisor, Member of the Board.

	(Outside Director, THE ROYAL HOTEL LIMITED)

18 Yoshihiko Yamada*	Apr.	1974	Joined the Company;	20,561 shares

May 11, 1951	June	2000	Director, Personal Computer Business, AVC Company;

	Feb.	2002	Director, IT Products Business, AVC Company;

	Apr.	2003	Vice President, Panasonic AVC Networks Company;

	June	2004	Executive Officer of the Company / Director, Corporate Management Division for North America / Chairman, Matsushita Electric Corporation of America (now Panasonic Corporation of North America);

	Apr.	2007	Managing Executive Officer of the Company;

	Apr.	2010	In charge of Industrial Sales.

19 Takashi Toyama*	Apr.	1978	Joined the Company;	15,500 shares

September 28, 1955	June	2004	Managing Director, Panasonic System Solutions Company;

	Apr.	2006	President, Panasonic System Solutions Company / Director, Corporate Construction Business Promotion Division;

	Apr.	2007	Executive Officer of the Company;

	Jan.	2010	President, System Networks Company / President, Panasonic System Networks Co., Ltd.

	(Outside Director, BS NIPPON CORPORATION)

(Notes)	1.	No conflicting interest exists between the Company and any of the above candidates.

	2.	Asterisks (*) denote candidates to be newly elected as director.

	3.	All candidates have stated agreement with the policy related to a Large-scale Purchase of Panasonic shares, called the ESV (Enhancement of Shareholder Value) Plan, which was resolved at the May 7, 2010 Board of Directors meeting.

	4.	Ikuo Uno and Masayuki Oku are candidates for outside directors in accordance with Article 2, Paragraph 3-7 of the Enforcement Regulations of the Company Law.

5.	Additional information concerning candidates for the post of outside director:

	(1)	Reasons for selections of candidates:

		(i)	Panasonic proposes the selection of Ikuo Uno for the post of outside director on account of his extensive managerial experience and deep insight that can be brought to the management of the Company.

		(ii)	Panasonic proposes the selection of Masayuki Oku for the post of outside director on account of his extensive managerial experience and deep insight that can be brought to the management of the Company.

	(2)	Incidents that occurred at other companies at which the candidates were directors, executive officers, or corporate auditors during the preceding five years with respect to violations of laws or regulations of the articles of incorporation of such companies, or other inappropriate operational actions, and steps implemented to prevent this kind of incident and other responses taken following any incident while the candidates were outside directors or corporate auditors of such companies:

Ikuo Uno

		•	Nippon Life Insurance Company, at which the candidate is a director, was issued business improvement orders based on the Insurance Business Law by the Financial Services Agency (FSA) in July 2006 and July 2008. The orders were issued due to problems with the company’s management system for the payment of insurance and its business administration.

		•	Odakyu Electric Railway Co., Ltd., at which the candidate is an outside corporate auditor, released a revised annual securities report and other documents in May 2005 due to the previously inaccurate disclosure of shares held within the Odakyu Group under names of individual investors. In relation to this, in June 2005, the company filed a report with the Tokyo Stock Exchange (TSE) detailing improvements to ensure the appropriate disclosure of information to investors. Ikuo Uno has appropriately performed the duties of a corporate auditor, such as providing appropriate and objective opinions with respect to the details of items for discussion in meetings of the company’s board of corporate auditors, as stipulated by relevant laws and regulations. Following the incident, Ikuo Uno made appropriate remarks in meetings of the company’s board of corporate auditors from the perspective of enhancing the suitability and adequacy of the company’s response to the incident.

		•	Tohoku Electric Power Co., Inc., at which the candidate is an outside corporate auditor, following a review and survey which was conducted in fiscal 2007, ended March 31, 2007, mainly related to data falsification and inadequate procedures at its hydroelectric, thermal and nuclear power generation facilities, confirmed that it had failed to report to national and relevant local government agencies a past automatic shutdown of one of its nuclear reactors. As a result, in fiscal 2008, the Company received a warning and was issued an internal regulations improvement order by the Ministry of Economy, Trade and Industry. In addition, in fiscal 2007, the company revealed that it had exceeded its legally permitted water intake at a hydroelectric power generation facility. As a result, the company received an administrative penalty under the River Law from the Ministry of Land, Infrastructure and Transport restricting water intake. Ikuo Uno, at meetings of the board of corporate auditors and in dialogue with business sites, continuously and clearly stated his opinion about the importance of daily communication between head office and business sites. With respect to the review and survey of power generation facilities, he verified the accuracy of examination procedures and assessment criteria in meetings of the board of directors and board of corporate auditors.

		•	In a judgment by the Tokyo Summary Court in February 2006, the General Manager for the Marketing Division of Sanki Engineering Co., Ltd., at which the candidate was an outside corporate auditor until June 2006, received a summary order to pay a fine of ¥500,000 for violation of competitive tender in relation to collusive bidding with government agencies for a project commissioned by the Defense Facilities Administration Agency. As a result, the Ministry of Land, Infrastructure and Transport (MLIT) ordered a 30-day suspension of operations on a public pipe works project administered by MLIT’s Kanto Regional Development Bureau. Ikuo Uno performed his duties as an outside corporate auditor appropriately as stipulated in relevant laws and regulations, and, following the incident, confirmed and enhanced functioning of measures to prevent any reoccurrence as part of the appropriate performance of his duties, mainly in the board of corporate auditors.

		•	In September 2009, West Japan Railway Company, at which the candidate is an outside corporate auditor, was found to have pressured the Aircraft and Railway Accidents Investigation Commission into leaking information during its investigation into an accident on the Fukuchiyama Line. The Minister of Land, Infrastructure and Transport (MLIT) ordered an investigation and a report on countermeasures to prevent a reoccurrence. At all times, Ikuo Uno’s statements promoted observation of laws and regulations, and after the incident he performed the duty of his office to help prevent a reoccurrence by calling in the Board of Directors meeting for complete adherence to regulations in all operations and further strengthening of corporate ethics.

	(3)	Number of years in office since first appointment as outside director of the Company:

At the conclusion of this Ordinary General Meeting of Shareholders, Ikuo Uno will have held the post of outside director for five years and Masayuki Oku will have held the post of outside director for two years.

	(4)	Summary of liability limitation agreement with outside directors:

Ikuo Uno and Masayuki Oku are currently outside directors of the Company. The Company enters into an agreement with both outside directors limiting liability pursuant to Article 423, Paragraph 1 of the Company Law of Japan. Under this agreement, provided the individuals concerned act in good faith and no significant negligence occurred in the fulfillment of their duties, the amount of liability is limited to the least amount in conformity with the provisions of Article 425, Paragraph 1 of the Company Law of Japan. If both outside directors are reelected, the Company intends to maintain this agreement with them.

Bill No. 2: To elect 1 corporate auditor

The term of office of Hiroyuki Takahashi as corporate auditor will expire at the conclusion of the 103rd Ordinary General Meeting of Shareholders.

In connection with this, the election of one corporate auditor is hereby proposed.

The Board of Corporate Auditors has approved this proposal.

The particulars of the candidate are as follows:

Name and date of birth	Brief personal record, position in the Company and other important concurrently held positions			Ownership of the Company’s shares

Hiroyuki Takahashi	Apr.	1959	Joined MITSUI & CO., LTD.	0 shares

March 1, 1937	June	1993	Director, MITSUI & CO., LTD., Director, Human Resources

	June	1996	Executive Managing Officer, MITSUI & CO., LTD.

	June	1997	Corporate Auditor, MITSUI & CO., LTD.

	Oct.	2000	Executive Managing Director and Secretary-General, Japan Corporate Auditors Association

	Oct.	2005	Director, Japan Corporate Auditors Association

	June	2006	Corporate auditor, the Company

	(Outside Director, Shinsei Bank Limited)

	(Outside Corporate Auditor, Kyowa Hakko Kirin Co., Ltd.)

(Notes)	1.	No conflicting interest exists between the Company and the above candidate.

	2.	Hiroyuki Takahashi is a candidate for outside corporate auditor as stipulated in Article 2, Paragraph 3-8 of the Enforcement Regulations of the Company Law.

	3.	Additional information concerning the candidate for the post of outside corporate auditor

		(1) Reasons for selection of candidate:

Panasonic proposes the selection of Hiroyuki Takahashi for the post of outside corporate auditor on account of his extensive career experience and deep insight that can be brought to the auditing of the Company.

(2)    Incidents that occurred during the most recent term of office as outside corporate auditor of the Company with respect to violations of laws or regulations or the Articles of Incorporation, or other inappropriate operational actions, and steps implemented to prevent this kind of incident and other responses made by the candidate following any such incident:

In March 2006, before Hiroyuki Takahashi was appointed as outside corporate auditor, the Japan Fair Trade Commission passed a ruling against the Company related to sales activities for a traffic signal project commissioned by the Tokyo Metropolitan Police Department. The following September, the Company was ordered to pay a fine related to the ruling. Following this incident, Hiroyuki Takahashi confirmed the initiatives that the Company is implementing to prevent any reoccurrence.

(3)    Incidents that occurred at other companies at which the candidate was a director, executive officer, or corporate auditor during the preceding five years with respect to violations of laws or regulations of the articles of incorporation of such companies, or other inappropriate operational actions, and steps implemented to prevent this kind of incident and other responses taken following any incident while the candidate was an outside director or outside corporate auditor of such companies:

In March 2007, Shinsei Bank, at which Hiroyuki Takahashi is an outside director, received a cease and desist order from the Japan Fair Trade Commission under the Act against Unjustifiable Premiums and Misleading Representations. The order related to pamphlets for fixed deposits that contravened the same law. Again, in June 2007 and July 2009, Shinsei Bank received a Business Improvement Order from the Financial Services Agency, based on the Early Strengthening Law and the Banking Law because actual profit figures for the fiscal years ended March 2007 and March 2009 underperformed the profit targets set in the Bank’s Business Revitalization Plan. Hiroyuki Takahashi diligently performed his duties as an outside director as stipulated by the law to prevent such an incident from occurring, and after the incident occurred, has confirmed the efficacy of countermeasures to prevent reoccurrence and remedial measures, and is monitoring their implementation.

		(4) Number of years since first appointment as outside corporate auditor of the Company:

		At the conclusion of this Ordinary General Meeting of Shareholders, Hiroyuki Takahashi will have held the post of outside corporate auditor for four years.

		(5) Summary of the liability limitation agreement with outside corporate auditors:

Hiroyuki Takahashi is currently an outside corporate auditor of the Company. The Company has concluded an agreement with him limiting liability pursuant to Article 423, Paragraph 1 of the Company Law of Japan. Under this agreement, provided the individual concerned acts in good faith and no significant negligence occurred in the fulfillment of his duties, the amount of liability is limited to the least amount in conformity with the provisions of Article 425, Paragraph 1 of the Company Law of Japan. In the event that reelection is approved, the Company intends to maintain this agreement with Hiroyuki Takahashi.

Disclaimer Regarding Forward-Looking Statements

This Notice includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this Notice do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this Notice. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China, Asia and other countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the acquisition of SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.